FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711



FOSTER'S
GROUP

Inspiring Global Enjoyment





05005464

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com

dlw 1/28

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

17 January 2005

Foster's Announces Takeover Offer for Southcorp of A$4.17 Cash Per Share

On 13 January 2005, Foster's Group Limited ("Foster's" or "the Group") announced the purchase of an 18.8% interest in Southcorp Limited ("Southcorp") from Southcorp's largest shareholder, Reline Investments Pty Ltd ("Reline"), the Oatley family's investment vehicle, for A$4.17 per share in cash, valuing the stake at A$584 million. Further details of the purchase are set out in the Substantial Holder Notice lodged on 14 January 2005. At the time of the announcement of the purchase both Foster's and Southcorp sought from the ASX and were granted a trading halt pending an announcement.

During the course of 14 to 17 January 2005, various discussions were held between representatives of Foster's and Southcorp. The purpose of those discussions was to enable the Foster's representatives to present the details of its proposal to the Southcorp Board and to seek Board support for the proposed takeover bid. These discussions proceeded amicably but no agreement was reached.

Foster's today announced that it intends to launch a conditional off-market takeover offer ("Offer") for the shares in Southcorp that it does not already own at a price of A$4.17 per share in cash. The sale price agreed with the Oatley family is extended to all Southcorp shareholders and values 100% of the shares in Southcorp at A$3.1 billion.

The Combination of Foster's and Southcorp is Strategically and Financially Compelling

The Offer:

- Is a unique opportunity to create a pre-eminent global wine company, with an unrivalled collection of premium wine brands furthering Foster's global wine leadership strategy;
- Positions the combined company as the owner of "Brand Australia" in the beverage category, with a portfolio of leading beer and wine brands complemented by a range of RTDs, spirits, cider and non-alcohol brands that together provide a total beverage offering to customers and consumers;
- Represents an outstanding price for all Southcorp shareholders, which is evidenced by the sale of the Oatley family's strategic stake at the same price;
- Is financially attractive for Foster's shareholders on all key acquisition metrics;
- Will also benefit employees, customers and consumers of both companies by providing a stronger and more competitive business model with enhanced global growth prospects; and
- Retains Australian ownership and control of Southcorp's icon wine brands in the hands of the logical acquirer, and protects and strengthens Australia's position in the global wine industry.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

An Outstanding Offer for Southcorp Shareholders

The Directors of Foster's consider this to be an outstanding Offer for Southcorp shareholders as it represents:

- A 51% premium to the average of Southcorp broker valuations of A$2.76 per share;
- At 14.9 times, one of the highest one year forward EV/EBITDA multiples ever paid for a major listed wine company;
- A 48% premium to the average one year forward EV/EBITDA multiple for comparable companies;
- A significant premium to the share price prior to the recent consolidation wave which reignited speculation about a takeover of Southcorp; and
- The same price as that accepted by Southcorp's strategic shareholder, the Oatley family.

Mr Frank Swan, Chairman of Foster's, commented:

"The acquisition of Southcorp is an excellent strategic fit. It will enhance Foster's long-term global growth prospects and deliver significant benefits to shareholders of both companies.

"Our Offer reflects a premium valuation of the business, as recognised by the Oatley family through its decision to divest its strategic stake to Foster's at the price to be offered to all Southcorp shareholders."

Mr Bob Oatley, founder of Rosemount Estate, said:

"The combination of Foster's and Southcorp will write a new chapter of wine history and create a leading global wine company that is Australian owned, managed and based, and I am proud to be associated with its creation.

"I believe the price received for our stake is very attractive and I intend to invest a significant portion of the share sale proceeds into Foster's after the successful completion of the transaction, and thereby continue to participate in the ongoing success of Foster's and the Australian wine industry."

"Foster's is a logical partner for Southcorp with the resources, experience and track record to be able to maintain and further enhance Southcorp's distinctive wine quality and brand heritage," said Sandy Oatley, Bob's son and co-founder of Rosemount Estate.

"I am personally committed to working in partnership with Foster's to grow and develop the Rosemount brand," he said.

Southcorp Represents an Excellent Strategic Fit for Foster's

Foster's President and Chief Executive Officer, Mr Trevor O'Hoy said:

"The combination of Foster's and Southcorp will transform the global wine industry and significantly enhance Australia's competitive position on the global stage.

"It will create an enhanced platform for growth and deliver long-term benefits to shareholders, employees, customers and consumers of the combined company.

"The breadth and quality of our two highly complementary wine portfolios - including brands such as Penfolds, Wolf Blass, Rosemount and Beringer - will position Foster's at the forefront of the global premium wine industry. Foster's will become the leading provider of premium Australian wine to customers and consumers in Australia, the US and the UK, with sales of over A$2.6 billion equating to around 39 million cases of wine annually.

"We have welcomed the positive response of the industry since the announcement of the purchase of our initial stake and we are committed to working with growers, customers and other stakeholders during this process.

"Our decision to proceed with this transaction has been made in the context of increasingly favourable industry trends, and greater confidence in the outlook for the North American wine market and New World wine markets generally.

"In addition, it reflects very solid progress against the initiatives outlined as part of the Wine Trade Review in June 2004. Revenue growth and supply chain initiatives are on track, and we remain confident of our ability to achieve the earnings guidance communicated to the investment community in August 2004.

"We are confident that the proven track record of management teams in our Australian wine and beer businesses will enable us to integrate the two organisations, capture synergy benefits and retain the best elements of the two companies, while maintaining the momentum of our existing businesses. In doing so, we will adopt a measured, inclusive and partnership approach to integrating both organisations."

The Acquisition Will Deliver Significant Value

- The acquisition will provide greater scale in key geographies and price segments for wine particularly in the US, the UK and Australia.
- It will result in a more diversified and balanced earnings stream for the Group, with the Group's earnings more evenly distributed between Foster's Australian multi-beverage business, Carlton & United Beverages and its global wine business, Beringer Blass Wine Estates.
- Synergy benefits are expected to result from reducing cost structures and maximising revenue benefits. In combining its activities with those of Southcorp, Foster's is well placed to achieve synergy benefits given that the majority of the cost benefits are likely to be generated in Australia, where Beringer Blass Wine Estates has a proven track record in optimising production arrangements, capturing cost reductions and in turn enhancing the capital efficiency of its business.
- The acquisition is expected to be earnings per share accretive in year two and thereafter against scenarios based on either of the two alternative uses of surplus cash (that is, debt paydown or a share buyback program that would have included an off-market transaction in FY2005). In year one, the transaction is earnings per share neutral against a debt paydown alternative and mildly dilutive against the share buyback alternative.
- The acquisition is not expected to dilute Wine Trade cash flow generation capabilities.
- The acquisition is expected to generate double digit returns by year three.

- The Group is committed to retaining investment grade credit ratings. Moody's Rating Assessment Services has indicated that Foster's credit rating will be Baa2 with a stable outlook, down one notch from Baa1, with its short term rating of Foster's of Prime-2 unchanged. Foster's has reiterated to Standard & Poor's and Moody's its commitment to return to pre acquisition credit metrics within three years.

More detailed information about the financial impact of the transaction will be contained in presentations to the investment market and media on the Group's website www.fostersgroup.com.

Information About Southcorp

Southcorp is a major Australian wine producer with a strong international presence. Southcorp sells approximately 20 million cases of wine per annum generating net sales revenue of approximately A$1.1 billion in the Americas, Australia and the UK. The company produces the great majority of its wines in Australia and owns viticulture assets of over 8,000 hectares (20,000 acres) in some of Australia's finest wine producing regions. Southcorp owns around 25 key brands in total, with leading brand rankings in Australia, and strong rankings internationally. Its four core premium brands are Penfolds, Rosemount Estate, Lindemans and Wynns Coonawarra Estate. In aggregate these core brands account for around 80% of Southcorp's total sales revenue and around 65% of total sales volume. Southcorp employs around 2,500 people.

Information About Foster's

Foster's is an Australian based, international multi-beverage company with a total portfolio of beer, wine, spirits, cider and non-alcohol beverages.

Its main businesses are its Australian multi-beverages company, Carlton and United Beverages (producing, selling and distributing beer, spirits, RTDs, cider, wine and non-alcohol beverages), Beringer Blass Wine Estates (producing, marketing and selling premium wine internationally), Foster's Clubs and Services (consumer direct wine clubs and wine services businesses) and Foster's Brewing International (responsible for the development of the Foster's Lager brand globally).

Foster's produces, markets and sells 19 million cases of wine annually, resulting in revenues of over A$1.4 billion. For the 12 months to 30 June 2004, sales of multi-beverage products in Australia generated revenue of almost A$2 billion, while sales of Foster's Lager in 155 countries internationally amounted to revenue of around A$255 million. Following the sale of all vineyards identified for divestment under the Group's June 2004 Wine Trade Review, Foster's will control approximately 7,800 hectares (19,500 acres) of vineyard plantings in Australia, New Zealand, California and Europe.

Foster's produces and markets Australia's famous beer, Foster's Lager, and premium wines such as Wolf Blass, Beringer, Yellowglen, Matua Valley, Saltram Estate, Jamieson's Run, Stags' Leap Winery, Chateau St. Jean, Meridian and Castello di Gabbiano. Foster's brews, markets and distributes Australia's leading beers including Victoria Bitter, Crown Lager, Carlton Draught and Cascade Premium Lager, and markets and distributes leading imported brands including Corona and Stella Artois. Foster's employs around 8,500 people.

Conditions of the Takeover Offer

The Offer is subject to the conditions referred to in Annexure A.

For further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: +61 409 150 771

Investment Market
Robert Porter
Tel: +61 3 9633 2560
Mob: +61 407 391 829

Annexure A

Foster's offer for Southcorp Limited

Offer conditions

Foster's Group Limited's (**Foster's**) offer under a takeover bid for all of the shares in Southcorp Limited (**Southcorp**) (through Beringer Blass Wines Pty Ltd (**Bidder**), a wholly owned subsidiary of Foster's) will be subject to the conditions substantially the same as those described below:

90% Condition

(a) (**90% Condition**) during, or at the end of, the Offer Period, Bidder and its associates have a Relevant Interest in at least 90% (by number) of Southcorp Shares;

Regulatory approval conditions

(b) (**ACCC**) either:

(i) at the end of the Offer Period, the ACCC has not commenced or threatened to commence legal proceedings seeking orders to restrain or prevent the acquisition of Southcorp Shares by Bidder under the Offers or any other relief in connection with the Offers;

(ii) before the end of the Offer Period, Bidder has received notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent, pursuant to section 50 of the *Trade Practices Act 1974* (Cth) (**TPA**), the acquisition of Southcorp Shares by Bidder; or

(iii) before the end of the Offer Period, Bidder has been granted clearance or authorisation for the acquisition of Southcorp Shares by Bidder from the ACCC or the Australian Competition Tribunal under Part VII of the TPA and there has been no application for a review of the clearance or authorisation or determination lodged within 21 days of the date of the clearance or determination;

(c) (**Hart-Scott-Rodino (USA)**) before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under the *Hart-Scott-Rodino Antitrust Improvements Act 1976* (United States) and the regulations thereunder have expired or been terminated in respect of the Offers without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Southcorp Shares by Bidder;

(d) (**Competition Act (Canada)**) before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under section 123 of the *Competition Act* have expired in respect of the Offers without the Commissioner of Competition having made or threatened to make any application under sections 92, 100 or 104 of the *Competition Act* and without having otherwise made or issued any communication which might make it inadvisable for Bidder to proceed with the acquisition of Southcorp Shares;

(e) **(Investment Canada Act)** before the end of the Offer Period, all applicable approvals or deemed approvals if any required by the *Investment Canada Act* (Canada) have been received;

(f) **(European Commission Approval)** before the end of the Offer Period, the European Commission has made a declaration that the Offers do not fall within the scope of the *EC Merger Regulations* or, if they do, that the Offers are compatible with the *EC Merger Regulations*;

(g) **(other regulatory approvals)** before the end of the Offer Period, all Approvals required by law or by any Public Authority:

(i) as are necessary to permit the Offers to be lawfully made to and accepted by Southcorp Shareholders;

(ii) which are required as a result of the Offers or the acquisition of Southcorp Shares and which are necessary for the continued operation of the Southcorp business; or

(iii) as are necessary to permit the completion of any transaction contemplated by the Bidder's Statement (including implementation of Foster's intentions in respect of Southcorp expressed in the Bidder's Statement),

(including all Approvals required in respect of liquor licensing or liquor control in each State and Territory of Australia and elsewhere) are granted, given, made or obtained on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same;

(h) **(absence of regulatory actions)** between 12 January 2005 and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or its associates),

which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts (or could reasonably be expected to restrain, prohibit or otherwise materially adversely impact upon) the making of the Offers or the completion of any transaction contemplated by the Bidder's Statement (including implementation of Foster's intentions in respect of Southcorp expressed in the Bidder's Statement) or seeks to require (or could reasonably be expected to require) the divesture by Bidder of any Southcorp Shares, or the divestiture of any assets of the Southcorp Group or of the Foster's Group;

Adverse change conditions

(i) **(no material adverse change)** before the end of the Offer Period, there not having occurred, been announced or become known to Bidder (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or

change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance, profitability or prospects of the Southcorp Group since 12 January 2005, including as a result of the making of the Offers or the acquisition of Southcorp Shares under the Offers;

(j) **(no major acquisitions, disposals or commitments)** between 12 January 2005 and the end of the Offer Period, neither Southcorp nor any of its subsidiaries:

(i) purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, or value of which, in aggregate, exceeds $50 million; or

(ii) enters any other commitment, or comes under an obligation to enter any other commitment, which would require expenditure by Southcorp or a subsidiary of Southcorp of an amount which, in aggregate, exceeds $50 million,

other than of an operational nature and in the ordinary course of trading or as publicly announced by Southcorp before 12 January 2005;

(k) **(rights under agreements and instruments)** between 12 January 2005 and the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Southcorp or any subsidiary of Southcorp is a party, or by or to which Southcorp or any subsidiary of Southcorp or any of its assets may be bound or be subject, which results, or could result, to an extent which is material to the Southcorp Group (being any agreement or instrument with a value of at least $50 million or with a term of longer than 2 years), in:

(i) any monies borrowed by Southcorp or any subsidiary of Southcorp being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii) the interest of Southcorp or any subsidiary of Southcorp in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(iv) the business of Southcorp or any subsidiary of Southcorp with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Southcorp Shares by Bidder;

(l) **(dividends)** between 12 January 2005 and the end of the Offer Period, Southcorp does not declare or pay any dividend, bonus or other distributions by Southcorp to Southcorp Shareholders;

(m) **(write-down or profit downgrade)** between 12 January 2005 and the end of the Offer Period, Southcorp does not:

  (i) write down by more than $50 million the value of the Southcorp Group's assets (as stated In Southcorp's 2004 Annual Report);

  (ii) release to ASX a statement to the effect that Southcorp or its subsidiaries intend to write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report); or

  (iii) release to ASX an earnings profit warning, whether or not as contemplated by ASX Guidance Note 8;

(n) **(ASX 200 Index)** between the Announcement Date and the end of the Offer Period, the ASX 200 Index published by ASX does not close at a level that is at or below 3600 points);

(o) **(no prescribed occurrences)** between 12 January 2005 and the end of the Offer Period, no Prescribed Occurrence occurs;

Other conditions

(p) **(Southcorp Options)** before the end of the Offer Period, all Southcorp Options have been exercised or cancelled or are the subject of cancellation agreements entered into between Bidder and the relevant Southcorp Optionholder; and

(q) **(availability of Facility)** during and at the end of the Offer Period:

  (i) each of the Pre-Conditions to Availability of the Facility is and remains satisfied or is waived by the lenders under the Facility; and

  (ii) there is no Event of Default, or potential Event of Default, under the Facility which has not been forgiven by the lenders under the Facility,

(see attached).

Best endeavours in relation to conditions

Foster's and its subsidiaries (including Bidder) will each:

(a) use their best endeavours to procure that each of the conditions is satisfied; and

(b) not do or omit to do anything which may cause a breach of any such condition.

Without limiting the above, Foster's and Bidder will each:

(c) use their best endeavours to ensure that each of the Pre-Conditions to Availability of the Facility is and remains satisfied; and

(d) not do or omit to do any thing which may trigger an Event of Default under the Facility.

Definitions

ACCC	the Australian Competition and Consumer Commission.
Announcement Date	17 January 2005, being the date on which Foster's announced details of the Takeover Bid to ASX.
Approval	a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.
ASIC	the Australian Securities and Investments Commission.
Bidder	Beringer Blass Wines Pty Ltd ACN 105 344 965.
Bidder's Statement	the statement of Bidder under Part 6.5 Division 2 of the *Corporations Act* relating to the Offers.
Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Melbourne.
Corporations Act	the *Corporations Act 2001* (Cth).
Events of Default	those events of defaults under the Facility (see attached).
Facility	the share acquisition and refinancing facility to be entered into by Foster's or a Related Body Corporate of Foster's to fund (among other things) part of the consideration under the Offer (see attached).
Foster's	Foster's Group Limited ABN 49 007 620 886.
Foster's Group	Foster's and its Related Bodies Corporate.
Offer	the offer for Southcorp Shares contained in the Bidder's Statement and **Offers** means the several like offers for Southcorp Shares sent or to be sent to other Southcorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).
Offer Period	the period commencing on [**] 2005 and (unless the Offer is withdrawn) ending at 7pm (Melbourne time) on [**] 2005, or such later date to which the Offer has been extended.
Pre-Conditions to Availability	those pre-conditions to an initial drawing under the Facility (see attached).
Prescribed Occurrence	any of the following events: (a) Southcorp converts all or any of its shares into a larger or smaller number of shares; (b) Southcorp or a subsidiary of Southcorp resolves to reduce its share capital in any way; (c) Southcorp or a subsidiary of Southcorp: (i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the *Corporations Act*;

(iii) Southcorp or a subsidiary of Southcorp issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(iv) Southcorp or a subsidiary of Southcorp issues, or agrees to issue, convertible notes;

(v) Southcorp or a subsidiary of Southcorp disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vi) Southcorp or a subsidiary or Southcorp charges or agrees to charge, the whole, or a substantial part, of its business or property;

(vii) Southcorp or a subsidiary of Southcorp resolves to be wound up;

(viii) a liquidator or provisional liquidator of Southcorp or a subsidiary of Southcorp is appointed;

(ix) a court makes an order for the winding up of Southcorp or a subsidiary of Southcorp;

(x) an administrator of Southcorp, or of a subsidiary of Southcorp, is appointed under section 436A, 436B or 436C of the *Corporations Act*;

(xi) Southcorp or a subsidiary of Southcorp executes a deed of company arrangement; or

(xii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Southcorp or of a subsidiary of Southcorp.

Public Authority any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues, any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the *Corporations Act* who applies to the Court for an order under section 657G(1) of the *Corporations Act*;

(d) any person mentioned in section 659B(1) of the *Corporations Act* who commences court proceedings in relation to a takeover bid or a proposed takeover bid;

(e) a court or a Court that makes an order in response to an application under section 657G(1) of the *Corporations Act* or proceedings commenced pursuant to section 659B(1),

(all terms used in this definition, unless otherwise defined, have the meaning conferred on them by the *Corporations Act*).

Related Body Corporate	has the meaning given to that term in the *Corporations Act*.
Relevant Interest	has the meaning given to that term in the *Corporations Act*.
Southcorp	Southcorp Limited ABN 80 007 722 643.
Southcorp Group	Southcorp and its Related Bodies Corporate.
Southcorp Optionholder	a holder of Southcorp Options.
Southcorp Options	unquoted options to subscribe for Southcorp Shares.
Southcorp Shareholder	a holder of Southcorp Shares.
Southcorp Shares	fully paid ordinary shares in the capital of Southcorp.
Takeover Bid	the off-market bid in accordance with Part 6.5 of the *Corporations Act* under which Bidder offers to acquire all Southcorp Shares.
2004 Annual Report	the statements of financial performance, financial position and cash flows for Southcorp and the Southcorp Group for the year to and as at 30 June 2004 and the related reports and declarations.

Unless expressed to the contrary, if a word or phrase is defined in the *Corporations Act*, it bears the same meaning.

Attachment to Annexure A

Share Acquisition and Refinancing Facility

Summary of conditions of financing

The financing to support the offer is conditional on the following:

a) Approval of any changes to the bid structure which would result in the aggregate payments to be made by the Offer exceeding the available funding;

b) That Foster's will hold at least 50.1% of the shares in Southcorp on completion of the bid;

c) All necessary regulatory consents and approvals have been obtained;

d) Satisfaction or waiver of all bid conditions (waiver of condition (i) that there is no material adverse change with respect to the Southcorp Group after the Announcement Date requires the consent of the lenders under the Facility, such consent not to be unreasonably withheld);

e) The ASX 200 Index has not closed at a level below 3600 points during the period from announcement of the bid to the earlier of close of the offer or financial close;

f) That Foster's senior unsecured debt is rated at least BBB- (Standard & Poor's) and Baa3 (Moody's) at the date of initial drawdown; and

g) Other usual non-material conditions generally required by facilities of this type which are consistent with the FGL Group Financing Trust.

No reliance

Foster's will not rely on any failure of the financing conditions to be satisfied as a basis to not proceed with the bid to the extent that satisfaction of those conditions is within Foster's control.

Summary of events of default

There are a number of events of default specified in relation to the financing. Those events of default either arise under or are consistent with the FGL Group Financing Trust including:

a) Failure to pay monies when due;

b) Failure to comply with relevant financial undertakings, unless waived;

c) Failure to remedy defaults (being capable of remedy) within 21 days of notice of failure to comply;

d) Cross default of A$100 million or more; and

e) Material adverse change in the condition of the business, assets or financial condition of relevant group companies which has or is likely to have a relevant material adverse effect.

There are also a number of other customary events of default.

Summary of Prepayment Events

The Facility is subject to the following prepayment events;

a) any misrepresentation, breach of warranty or breach of undertaking specific to the Facility Agreement not being remedied within 21 days; and

b) if Standard and Poor's issue a post acquisition rating for Foster's senior unsecured debt of less than BBB-, that rating is not restored to BBB- or above within 60 days.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*


FOSTER'S
GROUP

Creating the World's Leading Premium Wine Business and Australia's Leading Multi-Beverage Business



17 JANUARY 2005







CARLTON
DRAUGHT


VICTORIA
VB
BITTER


BERINGER

ROSEMOUNT

WOLF BLASS

SEPPELT






LINDEMANS

SALTRAM


FOSTER'S
GROUP

Structure of Presentation

- Excellent Opportunity
- Transaction Overview
- Outstanding Offer
- Strategic Rationale and Value Delivery
- Financial Impact
- Conclusion

Excellent Opportunity


FOSTER'S
GROUP



Southcorp represents a strategic opportunity for Foster's

- Creates leadership in global premium wine (retail price >US$3)
- Accelerates Multi–Beverage model in Australia
- Highly complementary brand portfolios



Confluence of factors are driving the timing

- Confidence in wine industry dynamics
- Wine Trade performance progressing well
- Consolidation gathering momentum
- Opportunity to purchase Oatley stake



Key financial metrics will be realised

- EPS accretive
- Returns reach WACC in year three
- Strong margins and cash flow
- Investment grade credit rating maintained



A compelling offer for Southcorp shareholders

- Substantial premium to broker valuations, acquisition multiples and comparable company trading multiples
- Stock price reflects significant speculative premium
- Offer price equal to negotiated sale of Oatley's strategic stake


FOSTER'S
GROUP

Transaction Overview

Summary of Takeover Offer


FOSTER'S
GROUP

Transaction:	Off–market takeover offer for Southcorp (the "Offer")[1]
Offer Price:	A$4.17 per share
Consideration:	Cash
Status:	(1) Purchased the Oatley family's strategic stake of 18.8% (A$584m) (2) Offer for the balance of Southcorp shares
Total Purchase Price:	Equity Value ~A$3.1 billion Enterprise Value ~A$3.6 billion
Funding:	Surplus cash plus a Share Acquisition & Refinancing Facility to purchase Southcorp and refinance facilities and other maturities
Timetable:	January 2005 — Bidder's Statement filed February 2005 — Bidder's Statement dispatched Offer required to be open at least 1 month

(1) The Offer is subject to the conditions referred to in the press release lodged with the ASX


FOSTER'S
GROUP

Purchase of Oatley Family Strategic Stake

The Transaction

- A$4.17 per share cash
- Foster's has complete control of the shares
- Foster's will acquire the shares in all cases[(1)]
- Family can accept into an unconditional offer from Foster's

Other Intentions

- After the successful completion of the Offer
  - The family to reinvest part of its proceeds back into Foster's, subject to market conditions
  - Sandy Oatley to be the "Brand Champion" for the Rosemount brand
  - Foster's and the family to enter into a wine distribution agreement, on arms length terms
  - Southcorp and the family to enter a sub-lease with respect to Chardonnay Park, on the same arms length terms as the head-lease

(1) Other than a situation where Foster's decides a higher competing offer should be accepted, in which case the Oatleys will receive the first A$1 million over A$4.17 per share and 50:50 sharing thereafter


FOSTER'S
GROUP

Outstanding Offer to Southcorp's Shareholders


FOSTER'S
GROUP

Outstanding Offer for all Southcorp Shareholders

Our offer of A$4.17 per share represents:

- #1 51% premium to the average broker valuation
- #2 One of the highest multiples ever offered for a major wine company and in line with the multiple paid for Mondavi by Constellation
- #3 48% premium to the average one year forward EV/EBITDA multiple for comparable companies
- #4 Significant premium to the share price of Southcorp prior to the recent consolidation wave

Bob Oatley has stated:

"I believe the price received for our stake is very attractive and I intend to invest a significant portion of the share sale proceeds into Foster's after the successful completion of the transaction, and thereby continue to participate in the ongoing success of Foster's and the Australian wine industry."


FOSTER'S
GROUP

#1

51% Premium to the Average Broker Valuation

The Offer price of A$4.17 per share is A$1.41 per share more than the average broker valuation for Southcorp of A$2.76 per share, or a 51% premium


Average Valuation: A$2.76
51%
A$2.08
A$2.18
A$2.20
A$2.21
A$2.39
A$2.71
A$3.44
A$3.65
A$3.98
A$4.17
Deutsche
Morgan Stanley
CSFB
JP Morgan
GSJBW
Citigroup
Macquarie
UBS
ABN AMRO
Offer

	Deutsche	Morgan Stanley	CSFB	JP Morgan	GSJBW	Citigroup	Macquarie	UBS	ABN AMRO
Recommendation[1]:	Hold	Sell	Sell	Sell	Sell	Sell	Hold	Hold	Hold
Date of Recommendation:	28 Oct 04	1 Sep 04	8 Dec 04	1 Dec 04	1 Dec 04	19 Aug 04	2 Dec 04	1 Dec 04	12 Jan 05

Note: Broker valuations and recommendations taken from most recent reports available prior to announcement of the Oatley stake acquisition
(1) Broker recommendations summarised: "Hold" also includes "Neutral"; "Sell" also includes "Underweight" and "Underperform"

#2 One of the Highest Multiples Ever Offered For a Major Wine Company


FOSTER'S
GROUP

1 Year Forward EV/EBITDA

	Foster's/ Beringer	Allied/ Montana	Southcorp/ Rosemount	Constellation/ BRL Hardy	Constellation/ Mondavi	Foster's/ Southcorp (1)
Implied Southcorp Share Price ($)[1]	A$3.19	A$3.26	A$3.26	A$3.29	A$4.26	A$4.17
Implied Premium at A$4.17	31%	28%	28%	27%	(2)%	-


Average (ex Foster's/Southcorp): 12.8x
Implied Southcorp Price: A$3.45
12.0x
12.2x
12.2x
12.3x
15.2x
14.9x
Foster's/ Beringer
Allied/ Montana
Southcorp/ Rosemount
Constellation/ BRL Hardy
Constellation/ Mondavi
Foster's/ Southcorp (1)

Note: Multiples calculated using company filings and announcements and broker reports. Recent wine transactions over US$500million. SGARA impact excluded where disclosed

(1) Implied share price calculated using actual net debt at 30 June 2004 (A$598m) and median broker forecast EBITDA calendarised to December 2005

#3 48% Premium to the Average One Year Forward EV/EBITDA Multiple For Comparable Companies


FOSTER'S
GROUP

1 Year Forward EV/EBITDA

Company	1 Year Forward EV/EBITDA
Baron De Ley	7.3x
Evans & Tate	8.4x
McGuigan Simeon	9.0x
Allied Domecq	10.1x
Lion Nathan	10.6x
Diageo	10.6x
Pernod Ricard	10.9x
Constellation	11.0x
Vincor	11.4x
Foster's (Consensus)	11.6x
Southcorp at A$4.17	14.9x

Average (ex Southcorp): 10.1x

48%

Note: Multiples calculated using company filings and announcements and broker reports. SGARA impact excluded where disclosed. Calendarised to December year end. Prices as at 12 January 2005, the day before the announcement of the acquisition of the 18.8% Oatley stake.

#4

Significant Premium to the Share Price Prior to the Recent Consolidation Wave

FOSTER'S GROUP



Offer Price: A$4.17
Share Price
$4.40
$4.20
$4.00
$3.80
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
Jul-2004
Aug-2004
Sep-2004
Oct-2004
Nov-2004
Dec-2004
Jan-2005
33% premium to A$3.13, being the volume weighted average price of Southcorp shares in the month to 20 August 2004 (the day Mondavi announced its recapitalisation plans)
25% premium to A$3.33, being the volume weighted average price of Southcorp shares in the month to 19 October 2004 (the day Constellation announced its plan to bid for Mondavi)
3-Nov-2004 Constellation increased offer for Mondavi and received Board recommendation
23-Dec-2004 Takeover speculation regarding Southcorp escalated
20-Aug-2004 Mondavi announced recapitalisation plan
14-Sep-2004 Mondavi announced plan to divest its luxury wine assets
19-Oct-2004 Constellation announced plan to bid for Mondavi
1-Nov-2004 Constellation increased bid for Chalone
19-Dec-2004 Diageo bid for Chalone
22-Dec-2004 Constellation closed acquisition of Mondavi

Source: Share prices from IRESS. Announcement dates based on company filings.


FOSTER'S
GROUP

Strategic Rationale and Value Delivery

Delivers On Our Strategy


FOSTER'S
GROUP



Global Premium Wine Leadership

- Creates the world's leading premium wine business
- Secures exceptional portfolio of complementary brands
- Delivers leadership position in key New World markets and key growth segments



Australia's Leading Multi–Beverage Business

- Delivers dual category leadership and balance
- Enhances customer and consumer connectivity

Creates the World's Leading Premium Wine Business


FOSTER'S
GROUP


Global Premium Wine Revenue Estimates (US$billions)(1)
US$ Billions
2.5
2.0
1.5
1.0
0.5
0.0
2.0
1.4
1.2
1.0
0.8
0.7
0.6
0.5
0.4
0.4
Foster's and Southcorp
Constellation
Foster's
Gallo
Southcorp
Pernod Ricard
Allied Domecq
Diageo
Vincor
Kendall Jackson

Premium Volumes 9L Cases (m) [2]	36[3]	40	19 [3]	30	17	14	14	11	8	5

(1) Calendar year 2003 still wine sales with average retail price equivalent value of >US$3 per 750ml
(2) 9 Litre equivalent bottled wine (premium only)
(3) Includes Foster's Clubs volumes
Source: Euromonitor, Annual reports, broker reports, Amadeus

Secures Exceptional Portfolio of Complementary Premium Brands


FOSTER'S
GROUP

	Foster's	Southcorp
Global Brands	WOLF BLASS – 3m 9L cases BERINGER – 7m 9L cases	Penfolds – 3m 9L cases LINDEMANS *making life more enjoyable* – 6m 9L cases ROSEMOUNT ESTATE – 5m 9L cases
Boutique and Specialist	SALTRAM CHATEAU ST JEAN Jamiesons Run COONAWARRA YELLOWGLEN Stags' Leap MATUA VALLEY CASTELLO di GABBIANO	SEPPELT EST 1851 Coldstream Hills TALOMAS WYNNS COONAWARRA ESTATE Leo Buring















The Estate that made Coonawarra famous


FOSTER'S
GROUP

Delivers Leadership Position in Key New World Markets and Growth Segments

Volume Share by Price Points

Key Price Segments	Foster's		Southcorp		Combined	
	Market Share	Position	Market Share	Position	Market Share	Position
United States						
US$5–7.50	7%	#4	4%	#7	11%	#1
US$7.50–10	10%	#2	4%	#6	14%	#1
US$10–15	10%	#2	2%	#10	12%	#2
UK						
£5+	2%	#3	9%	#1	11%	#1
Australia[1]						
A$5–8	2%	#7	27%	#1	29%	#1
A$8–12	18%	#2	20%	#1	38%	#1
A$12–20	19%	#2	20%	#1	39%	#1

(1) The total combined Foster's and Southcorp market share by volume in Australia would be approximately 22%
Source: AC Nielsen, IWSR, Company Estimates
Note: All data based on sales volumes for 2003 calendar year


FOSTER'S
GROUP

Creates Australia's Leading Multi-Beverage Business

Following the acquisition, Foster's would hold a leading position in Australian wine and beer and have a total liquor leadership position

- A balanced portfolio offering across all channels to market – national accounts, independents, on-premise
- Category leadership positions in wine and beer enhancing our ability to drive category growth
- Applying our domestic and global consumer insight, supplier partnerships and innovation capability across the complete portfolio
- Supported by a strong focus on integrated supply chain efficiencies and leading national customer support network

Australian Liquor Market Share by Value


40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Southcorp
Foster's and Southcorp
Lion Nathan
Diageo
Maxxium
Orlando Wyndham

Source: Broker research, AC Nielsen, MAT October 2004


FOSTER'S
GROUP

Maintaining Momentum and Unlocking Value

1. Maintain momentum

- Wine Trade Operational Review initiatives in place and delivering on expectations
  - Brand investment and revenue growth
  - Innovation capability and new product pipeline
  - Supply realignment and supply chain efficiencies

2. Effective integration

- Expect vast majority of potential synergies to be cost based
- Expect vast majority of potential cost synergies to reside in Australia where Foster's has demonstrated considerable cost reduction and integration capability
- Integration planning team will incorporate top internal talent

3. Maximise potential of Southcorp brands

- Successful brand building methodology evidenced by Wolf Blass success
- Unrivalled distribution platform in Australia

4. Deliver incremental value

- Build upon liquor leadership position in Australia
  - Breadth and depth of combined portfolio
  - Portfolio management options
  - Service improvement


FOSTER'S
GROUP

Areas of Potential Synergies

The post acquisition business review will focus on opportunities which may arise from:

 Integration of Australian production platform

 Efficiency gains in logistics, warehousing and procurement

 Optimisation of sales and marketing functions

 Reduction of overheads

Opportunity to Optimise Combined Production and Supply Chain Footprint


FOSTER'S
GROUP

Combined Foster's and Southcorp Australian Wine Footprint


W Wineries
P Packaging
DC Distribution
Head Office
Wolf Blass
Nuriootpa
Seppeltsfield
BAROSSA VALLEY
ADELAIDE
Magill
Ryecroft
Coonawarra
Jamieson Run
Karadoc
Great Western
Bailey's
Coldstream Hills
MELBOURNE
T'Gallant
Denman
Rothbury
SYDNEY
Foster's
Southcorp

Excludes:

- Devil's Lair winery in WA
- WA state distribution centre

Source: Southcorp Investor Presentation, 29 November 2004; Company Information
Note: Footprints displayed are for stand alone operations (and in the case of Southcorp is that planned post the asset review Southcorp is currently undertaking)


FOSTER'S
GROUP

Financial Impact


FOSTER'S
GROUP

Improved Business Balance


Group Earnings by Geography
FY04 EBITAS (1)
A$796m
A$972m
100%
75%
50%
25%
8%
17%
75%
10%
22%
68%
Foster's
Foster's and Southcorp
Asia Pacific
Americas
UK/Europe


Group Earnings by Product Category
FY04 EBITAS(1)
A$796m
A$972m
100%
75%
50%
25%
34%
66%
46%
54%
Foster's
Foster's and Southcorp
Beer and Other
Wine

(1) Continuing business, excludes one-off, non-recurring items and Lensworth. Foster's and Southcorp combined pro forma for the acquisition


FOSTER'S
GROUP

Improved Business Balance – Wine Trade

Wine Trade Revenue by Geography
FY04 Revenue
A$1,062m
A$2,138m
100%
75%
50%
25%
8%
69%
23%
17%
52%
31%
Foster's
Foster's and Southcorp
Asia Pacific
Americas
UK/Europe
Wine Trade Earnings by Geography
FY04 EBITAS (1)
A$230m
A$406m
100%
75%
50%
25%
8%
60%
32%
13%
54%
33%
Foster's
Foster's and Southcorp
Asia Pacific
Americas
UK/Europe

(1) Continuing business, excludes one-off and non-recurring items. Foster's and Southcorp combined pro forma for the acquisition

Key Financial Metrics


FOSTER'S
GROUP

EPS Impact – Accretive

	Year 1 (FY2006)	Year 2+ (FY2007+)
Debt pay-down scenario:	Neutral	Accretive
Share buy-back scenario:	Mildly dilutive	Accretive

ROCE – Achieves WACC in Year 3

Group ROCE:	Premium to WACC throughout
Wine Trade ROCE:	Achieves WACC by year 3
Acquisition ROCE:	Achieves WACC by year 3


FOSTER'S
GROUP

Key Financial Metrics (Cont'd)

Cash Flow – Highly Cash Generative

Group Normalised OCFPIT[1]/EBITDAS: Exceeds 90% from year 1

Wine Trade Normalised OCFPIT[1]/EBITDAS: Exceeds 80% by year 2

Margins – Continuation of Strong Margins

Group EBITAS margin: Exceeds 20% throughout

Wine Trade EBITAS margin: Reaches 25% by year 2

(1) Operating Cash Flow Pre Interest and Tax

Key Financial Metrics (Cont'd)


FOSTER'S
GROUP

Credit Metrics – Retention of Investment Grade Credit Ratings

FFO / Net Debt:	Mid 30s by year 3
RCF / Net Debt:	Exceeds 20% by year 3
Net Debt:	Under A$3.0 billion by year 4
Gearing:	50% by year 3

Moody's Rating Assessment Services:

- Credit rating will be Baa2 with a stable outlook (down one notch from Baa1)
- Short term rating of Prime-2 unchanged

We have reiterated to the ratings agencies our commitment to return to pre-acquisition ratings metrics within three years

Financing


FOSTER'S
GROUP

Surplus cash plus a Share Acquisition & Refinancing Facility will be used to purchase Southcorp and refinance existing facilities

- Refinancing will include both bank debt and bond issues

Pro Forma Capitalisation Post Acquisition and Refinancing

	A$bn
Cash	0.4
Bank Loans	0.8
Australian Notes	0.9
US Bonds	3.3
Total Debt	5.0
Net Debt	4.6
Shareholders' Equity	5.1
Total Capitalisation	10.1


FOSTER'S
GROUP

Conclusion

Conclusion


FOSTER'S
GROUP



Southcorp represents a strategic opportunity for Foster's

- Creates leadership in global premium wine (retail price >US$3)
- Accelerates Multi–Beverage model in Australia
- Highly complementary brand portfolios



Confluence of factors are driving the timing

- Confidence in wine industry dynamics
- Wine Trade performance progressing well
- Consolidation gathering momentum
- Opportunity to purchase Oatley stake



Key financial metrics will be realised

- EPS accretive
- Returns reach WACC in year three
- Strong margins and cash flow
- Investment grade credit rating maintained



A compelling offer for Southcorp shareholders

- Substantial premium to broker valuations, acquisition multiples and comparable company trading multiples
- Stock price reflects significant speculative premium
- Offer price equal to negotiated sale of Oatley's strategic stake

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

19 January 2005

Foster's On-market Share Buy-Back

Foster's Group Limited (Foster's) today advised that its on-market share buy-back activities will be suspended immediately until further notice as a result of Foster's recent takeover offer for Southcorp Limited.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investment Market
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829



www.santos.com

newsrelease

19 January 2005

Santos goes direct with its own marketing of Minerva gas

Santos Limited today announced that its wholly-owned subsidiary, Santos Direct Pty Ltd, would market gas directly into the Victorian market for the first time using its recently awarded retail gas licence. This follows production start-up from the Minerva gas field in the offshore Otway Basin, Victoria, earlier this week.

The retail gas licence, which was awarded by the Victorian government in 2004, allows Santos to fully participate in the Victorian gas market.

Santos proposes to sell its 10% share of gas production from the Minerva field through Santos Direct to industrial customers and into the Victorian spot market.

Marketing and selling gas directly into the retail market is a first for Santos, which is already one of Australia's largest gas producers supplying gas at the wholesale level to major industrial customers and specialist marketers in all mainland Australian states under long-term contracts.

"The Minerva gas project is an important project for Santos as it continues to build our interests in the highly competitive Victorian gas market," Santos Managing Director, Mr John Ellice-Flint, said today.

"The retail gas licence expands Santos' marketing options by giving us another channel for selling gas directly to industrial customers and into the spot market.

"Having greater flexibility and the option to market separately from the joint venture builds on Santos' commercialisation and marketing expertise to deliver better returns for our shareholders," Mr Ellice-Flint said.

The Minerva project will provide sales gas to the South Australian and Victorian gas markets.

When full design rate is reached shortly, the new development will produce up to a maximum gross production rate of 150 terajoules of sales gas per day (TJ/d) and up to 500 barrels per day (gross) of stabilised condensate.

The project consists of two sub-sea well completions in 60 metres of water, approximately 10 kilometres offshore from the township of Port Campbell.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The gas is being piped to an onshore gas processing facility near Port Campbell.

The Minerva gas field, located in permit VIC/L22, is a natural gas field with a small amount of liquid condensate. It contains estimated Proven and Probable gas reserves of 301 billion cubic feet (BCF) of gas (Santos share 30 BCF). The field also contains 1.24 million barrels of liquids (Santos share 0.13 million barrels).

Interests in the Minerva gas field are

Santos Limited	10%
BHP Billiton (operator)	90%

FOR FURTHER INFORMATION PLEASE CONTACT:

Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

27 January 2005

Senior Management Resignation

Foster's Group Limited (Foster's) today accepted the resignation of Dr Robert Porter, Vice President Investor Relations.

This follows what may have been an inadvertent breach of Foster's strict internal guidelines and processes regulating employee trading in its shares.

It is inappropriate for the company to comment any further on this matter at this time.

Foster's will announce a successor to Dr Porter as soon as practicable.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

18 January 2005

The Manager
Company Announcements Platform
Australia Stock Exchange Limited
91 King William Street
Adelaide SA 5000

Dear Sir/Madam

Beringer Blass Wines Pty Ltd's takeover bid for Southcorp Limited

We refer to the takeover bid by Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) (a wholly owned subsidiary of Foster's Group Limited ACN 007 620 886 (**Foster's**)) for Southcorp Limited ACN 007 722 643 announced on 17 January 2005.

In accordance with item 5 of section 633(1) of the Corporations Act, we **attach** a copy of BBW's bidder's statement, which includes a proposed offer for all of the ordinary shares in Southcorp Limited (**Southcorp**). A copy of the bidder's statement has been sent, or will be sent, to ASIC and Southcorp today.

Yours sincerely
Foster's Group Limited

Peter Bobeff
Company Secretary

Bidder's Statement

Offer

by

Beringer Blass Wines Pty Ltd ACN 105 344 965

A wholly owned subsidiary of

Foster's Group Limited ABN 49 007 620 886

to acquire all of your ordinary shares in

Southcorp Limited ABN 80 007 722 643

for $4.17 cash per share

Offer closes [**] 2005, unless extended

This is an important document and requires your immediate attention

If you are in any doubt as to how to deal with it, please consult your stockbroker, legal or financial adviser

Important Dates

Announcement Date	17 January 2005
Bidder's Statement lodged	18 January 2005
Date of Offer	[**] 2005
Offer closes – 5pm (Melbourne time) unless extended*	[**] 2005

* The Offer may be extended to the extent permissible under the *Corporations Act*.

Investment decisions

The Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Southcorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

How to accept

Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in **section 2.7**. A summary is set out below.

Issuer Sponsored Holdings

Please complete and sign the enclosed Acceptance Form in accordance with the instructions provided in the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas Southcorp Shareholders).

CHESS Holdings

Please instruct your Controlling Participant (eg. your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.

Share plans

If you hold Your Southcorp Shares under an employee share plan, please refer to **section 8.2**.

Queries

If you have any questions about the Bidder's Statement, please contact the offer enquiry line on 1800 101 769 (or +613 9415 4242 for international callers) or your stockbroker, legal or financial adviser. As required by the *Corporations Act*, calls to the offer enquiry line will be recorded.

Information relating to the Offer can be obtained from Foster's website (www.fostersgroup.com).

Bidder's Statement

by Beringer Blass Wines Pty Ltd ACN 105 344 965

a wholly owned subsidiary of

Foster's Group Limited ABN 49 007 620 886

1 Important information

This Bidder's Statement dated 18 January 2005 is given by Bidder to Southcorp under Part 6.5 of the *Corporations Act*. It includes an Offer dated [**] 2005 on the terms set out in **section 2**.

A copy of this Bidder's Statement was lodged with ASIC on 18 January 2005. Neither ASIC nor any of its officers takes responsibility for the contents of this Bidder's Statement.

A number of important words and phrases with particular meanings are used in this document. These terms are explained in the Glossary.

2 Offer

2.1 Offer

Bidder offers to acquire all of Your Southcorp Shares on the terms and subject to the conditions of this Offer.

2.2 Consideration

The consideration offered is $4.17 in cash for each of Your Southcorp Shares.

2.3 Offer for all of your holding

You may only accept this Offer in respect of all Your Southcorp Shares. If you hold one or more parcels as trustee or nominee for, or otherwise on account of, another person, certain exceptions to this requirement may apply (see **section 2.6**).

2.4 Offer Period

Unless this Offer is withdrawn or extended in accordance with the *Corporations Act*, this Offer will remain open during the period commencing on [**] 2005 and ending at 5pm (Melbourne time) on [**] 2005.

2.5 Shares to which Offer extends

The Offer relates to Southcorp Shares that exist or will exist as at the Relevant Date (19 January 2005).

The Offer extends to all Southcorp Shares which are issued from the Relevant Date to the end of the Offer Period as a result of the exercise of Southcorp Options.

2.6 Acceptance by transferees and nominees

(a) This Offer is made to you as the holder of Your Southcorp Shares at the Relevant Date.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer another person is, or is entitled to be registered as the holder of some or all of Your Southcorp Shares (the **Transferred Shares**):

(i) a corresponding Offer is taken to have been made to that other person in respect of the Transferred Shares;

(ii) this Offer is deemed to have been withdrawn; and

(iii) a corresponding Offer is taken to have been made to you in respect of Your Southcorp Shares other than the Transferred Shares.

(c) If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your Southcorp Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the *Corporations Act*, then in accordance with section 653B of the *Corporations Act*:

(i) this Offer will be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your Southcorp Shares including any parcel that you hold in your own right;

(ii) an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Bidder notice which:

(A) indicates that Your Southcorp Shares consist of distinct parcels; and

(B) if it relates to Southcorp Shares in a CHESS Holding, is in an electronic form approved by the ASTC Settlement Rules; or

(C) if it relates to Southcorp Shares held in an Issuer Sponsored Holding, is in writing; and

(iii) you may at the one time accept two or more such corresponding Offers as if they were a single Offer in relation to a distinct parcel of Southcorp Shares.

2.7 How to accept this Offer

You may accept this Offer at any time during the Offer Period, in the manner provided in this **section 2.7**.

The manner in which you accept this Offer will depend on whether Your Southcorp Shares are in an Issuer Sponsored Holding or in a CHESS Holding.

If some of Your Southcorp Shares are in an Issuer Sponsored Holding, and some of Your Southcorp Shares are in a CHESS Holding, your acceptance of

this Offer will require action under both **sections 2.7(a)** and **(b)** in relation to the separate portions of Your Southcorp Shares.

If you have any questions about how to accept this Offer, please contact the offer enquiry line on 1800 101 769 on (or +613 9415 4242 for international callers).

(a) Issuer Sponsored Holding

If Your Southcorp Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)
Computershare Investor Services Pty Ltd
Southcorp Takeover Offer
GPO Box 52
Melbourne VIC 8060

OR

(By delivery in person)
Computershare Investor Services Pty Ltd
Southcorp Takeover Offer
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

so that it is received by Bidder before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas Southcorp Shareholders).

Acceptance will be deemed to have been effected when, subject to this **section 2**, the duly completed Acceptance Form has been received at one of the above addresses.

(b) CHESS Holding

If Your Southcorp Shares are held in a CHESS Holding, then acceptance of this Offer can only be made in accordance with the ASTC Settlement Rules by:

(i) instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period;

(ii) completing and signing the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed in **section 2.7(a)** so that it is received before the end of the Offer Period; or

(iii) if you are a Broker or a Non-Broker Participant, initiating acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

By accepting this Offer in the manner outlined in **section 2.7(b)(ii)**. you authorise Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules. You may not accept this Offer pursuant to **section 2.7(b)(ii)** if you are a Broker or Non-Broker Participant.

2.8 Acceptance Forms

(a) Except in relation to Southcorp Shares in a CHESS Holding, Bidder may at any time deem any Acceptance Form received by it before the end of the Offer Period to be a valid acceptance although Bidder receives a facsimile copy of the Acceptance Form rather than the original or although any of the other requirements for acceptance have not been complied with, but no payment of consideration need be made until the required documents have been received and any outstanding requirements have been satisfied.

(b) If your Acceptance Form is returned by mail, it will be deemed to be received in time if the envelope in which it is sent it post-marked before the expiry of the Offer Period (even if it is received after that date).

2.9 Effect of acceptance

By accepting this Offer in accordance with **section 2.7** you will have:

(a) accepted this Offer irrevocably in accordance with its terms and conditions in respect of Your Southcorp Shares;

(b) agreed to transfer Your Southcorp Shares to Bidder, subject to the Offer being declared free from the conditions set out in **section 2.12** or such conditions being satisfied or waived;

(c) authorised Bidder (by any of its directors, secretaries, officers, employees and agents, jointly and severally) to complete on your behalf on the Acceptance Form (if applicable) correct details of Your Southcorp Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your Southcorp Shares to Bidder;

(d) represented and warranted to Bidder that Your Southcorp Shares will, both at the time of your acceptance of this Offer and at the time of registration of the transfer of Your Southcorp Shares to Bidder, be fully paid up and free from Encumbrances, that you have full power and authority to sell Your Southcorp Shares and that, upon transfer, Bidder will be the owner of Your Southcorp Shares;

(e) represented and warranted to and agreed with Bidder that Your Southcorp Shares will be acquired by Bidder with all Rights and that you will execute all instruments as Bidder may require for the purpose of vesting in it such Rights;

(f) irrevocably authorised and directed Southcorp to pay to Bidder or to account to Bidder for all Rights, subject to any Rights received by Bidder

being accounted for by Bidder to you if the Offer is withdrawn or the contract formed by your acceptance of this Offer is rendered void;

(g) except where Rights have been paid or accounted for under **section 2.9(f)**, irrevocably authorised Bidder to deduct from the consideration payable in respect of Your Southcorp Shares, the amount of all Rights or, where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Bidder);

(h) represented and warranted to Bidder that, unless you have provided notice in accordance with **section 2.6(c)(ii)**, Your Southcorp Shares do not consist of distinct parcels of Southcorp Shares;

(i) irrevocably appointed Bidder and its directors, secretaries, officers and agents from time to time, jointly and severally, as your attorney in your name and on your behalf to attend and vote in respect of Your Southcorp Shares at any and all general meetings of Southcorp held from the time that this Offer or any contract resulting from your acceptance of this Offer is or becomes unconditional until Bidder is registered as the holder of Your Southcorp Shares;

(j) irrevocably appointed Bidder and its directors, secretaries, officers and agents from time to time, jointly and severally, from the time that this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:

(i) to execute and deliver all forms, transfers, assignments, notices and instruments (including instruments appointing a director of Bidder as a proxy in respect of Your Southcorp Shares and any application to Southcorp for a replacement certificate in respect of any certificate which has been lost or destroyed) and exercise any voting rights attaching to Your Southcorp Shares;

(ii) generally to exercise all your powers and Rights in relation to Your Southcorp Shares including the power to requisition or join in requisitioning general meetings of Southcorp in accordance with the constitution of Southcorp or sections 249D, 249E or 249F of the *Corporations Act* and to consent to short notice of any general meetings of Southcorp; and

(iii) to request Southcorp to register in the name of Bidder (or its nominee) Your Southcorp Shares which you hold on any register of Southcorp,

and agreed that, in exercising the powers conferred by this power of attorney, Bidder or a director, secretary, officer or agents of Bidder (as the case may be) will be entitled to act in the interests of Bidder as the beneficial owner and intended registered holder of Your Southcorp Shares;

(k) irrevocably authorised Bidder, from the time this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional or all

conditions have been satisfied, to notify Southcorp on your behalf that your address for the purpose of serving notices upon you in respect of Your Southcorp Shares is the address of Bidder and that all such notices are to be marked care of Bidder and to direct Southcorp to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of Your Southcorp Shares to Bidder at its address;

(l) in respect of any of Your Southcorp Shares which are held in a CHESS Holding, irrevocably authorised and directed Bidder by its directors, secretaries, officers, employees and agents to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Southcorp Shares in accordance with the ASTC Settlement Rules; and

(ii) give any other instructions in relation to those Southcorp Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Bidder acting in its own interests as a beneficial owner and intended registered holder of Your Southcorp Shares; and

(m) if at the time of acceptance of this Offer Your Southcorp Shares are in a CHESS Holding, authorised, with effect from the date of this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or such conditions are satisfied or waived, Bidder to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer Your Southcorp Shares to Bidder's Takeover Transferee Holding. Bidder will be so authorised, even though at the time of such transfer it has not paid the consideration due to you under this Offer.

2.10 Dividends and other entitlements

(a) Bidder is entitled to all Rights declared, paid, made or which may arise or accrue on or after the date of this Bidder's Statement in respect of Southcorp Shares which it acquires pursuant to this Offer.

(b) If any Rights (including any non-cash Rights) are declared, paid, made, arise or accrue to you as the holder of Your Southcorp Shares, Bidder will (provided the Rights have not been paid or transferred to Bidder) be entitled to reduce the consideration specified in **section 2.2** and payable by it to you by an amount equal to the amount of the Rights (or, where the Rights take a non-cash form, an amount equal to the value of those Rights, as reasonably assessed by Bidder).

(c) As set out in **section 2.12(l)**, it is a condition of this Offer that Southcorp does not declare or pay any dividend, bonus or other distribution between 12 January 2005 and the end of the Offer Period.

2.11 Payment for Southcorp Shares acquired

(a) If you accept this Offer and your acceptance complies with **section 2.7** or Bidder determines to treat your acceptance as valid, Bidder will pay you the cash amount to which you are entitled by acceptance of this Offer by cheque in Australian currency. The cheque will be sent by prepaid ordinary mail or, if you have an overseas address, by prepaid airmail to the address on the Acceptance Form (or such other address notified in writing to Bidder before the cheque is sent).

(b) Subject to **sections 2.11(c)** and **(d)**, Bidder will pay to you the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:

(i) 21 days after the end of the Offer Period;

(ii) one month after the first day on which both the following apply:

(A) this Offer has been validly accepted by you; and

(B) the contract resulting from your acceptance of this Offer has become unconditional.

(c) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, Bidder will pay you the consideration to which you are entitled in accordance with **section 2.11(b)**;

(ii) if that document is given after acceptance and before the end of the Offer Period while the Offer is subject to a defeating condition, Bidder will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:

(A) 21 days after the end of the Offer Period; or

(B) one month after the contract resulting from acceptance of this Offer becomes unconditional;

(iii) if that document is given after acceptance and before the end of the Offer Period while the Offer is not subject to a defeating condition, Bidder will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:

(A) 21 days after the end of the Offer Period; or

(B) one month after that document is given;

(iv) subject to **section 2.11(c)(v)**, if that document is given after acceptance and after the end of the Offer Period, Bidder will pay you the consideration to which you are entitled within 21 days after that document is given, but if at the time the document is given the Offer is still subject to the condition in **section 2.12(o)**, within 21 days after the Offer becomes unconditional; and

(v) if that document is not provided to Bidder within one month after the end of the Offer Period, Bidder may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.

(d) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) Part 4 of the *Charter of the United Nations Act 1945* (Cth);

(iii) the *Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002* (Cth);

(iv) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(v) any other law of Australia that would make it unlawful for Bidder to provide consideration for Your Southcorp Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Bidder.

2.12 Conditions

This Offer and any contract arising from acceptance of this Offer are subject to the fulfilment of the following conditions:

90% Condition

(a) **(90% Condition)** during, or at the end of, the Offer Period, Bidder and its associates have a Relevant Interest in at least 90% (by number) of Southcorp Shares;

Regulatory approval conditions

(b) **(ACCC)** either:

(i) at the end of the Offer Period, the ACCC has not commenced or threatened to commence legal proceedings seeking orders to restrain or prevent the acquisition of Southcorp Shares by Bidder under the Offers or any other relief in connection with the Offers;

(ii) before the end of the Offer Period, Bidder has received notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent, pursuant to section 50 of the *Trade Practices Act 1974* (Cth) (**TPA**), the acquisition of Southcorp Shares by Bidder; or

(iii) before the end of the Offer Period, Bidder has been granted clearance or authorisation for the acquisition of Southcorp Shares by Bidder from the ACCC or the Australian Competition Tribunal

under Part VII of the TPA and there has been no application for a review of the clearance or authorisation or determination lodged within 21 days of the date of the clearance or determination;

(c) **(Hart-Scott-Rodino (USA))** before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under the *Hart-Scott-Rodino Antitrust Improvements Act 1976* (United States) and the regulations thereunder have expired or been terminated in respect of the Offers without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Southcorp Shares by Bidder;

(d) **(Competition Act (Canada))** before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under section 123 of the *Competition Act* (Canada) have expired in respect of the Offers without the Commissioner of Competition having made or threatened to make any application under sections 92, 100 or 104 of the *Competition Act* and without having otherwise made or issued any communication which might make it inadvisable for Bidder to proceed with the acquisition of Southcorp Shares;

(e) **(Investment Canada Act)** before the end of the Offer Period, all applicable approvals or deemed approvals if any required by the *Investment Canada Act* (Canada) have been received;

(f) **(European Commission Approval)** before the end of the Offer Period, the European Commission has made a declaration that the Offers do not fall within the scope of the *EC Merger Regulations* or, if they do, that the Offers are compatible with the *EC Merger Regulations*;

(g) **(other regulatory approvals)** before the end of the Offer Period, all Approvals required by law or by any Public Authority:

(i) as are necessary to permit the Offers to be lawfully made to and accepted by Southcorp Shareholders;

(ii) which are required as a result of the Offers or the acquisition of Southcorp Shares and which are necessary for the continued operation of the Southcorp business; or

(iii) as are necessary to permit the completion of any transaction contemplated by the Bidder's Statement (including implementation of the intentions expressed in **section 4**),

(including all Approvals required in respect of liquor licensing or liquor control in each State and Territory of Australia and elsewhere) are granted, given, made or obtained on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same;

(h) **(absence of regulatory actions)** between 12 January 2005 and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or its associates),

which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts (or could reasonably be expected to restrain, prohibit or otherwise materially adversely impact upon) the making of the Offers or the completion of any transaction contemplated by the Bidder's Statement (including implementation of the intentions expressed in **section 4**) or seeks to require (or could reasonably be expected to require) the divesture by Bidder of any Southcorp Shares, or the divestiture of any assets of the Southcorp Group or of the Foster's Group;

Adverse change conditions

(i) **(no material adverse change)** before the end of the Offer Period, there not having occurred, been announced or become known to Bidder (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance, profitability or prospects of the Southcorp Group since 12 January 2005, including as a result of the making of the Offers or the acquisition of Southcorp Shares under the Offers;

(j) **(no major acquisitions, disposals or commitments)** between 12 January 2005 and the end of the Offer Period, neither Southcorp nor any of its subsidiaries:

(i) purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, or value of which, in aggregate, exceeds $50 million; or

(ii) enters any other commitment, or comes under an obligation to enter any other commitment, which would require expenditure by Southcorp or a subsidiary of Southcorp of an amount which, in aggregate, exceeds $50 million,

other than of an operational nature and in the ordinary course of trading or as publicly announced by Southcorp before 12 January 2005;

(k) **(rights under agreements and instruments)** between 12 January 2005 and the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any

provision of any agreement or other instrument to which Southcorp or any subsidiary of Southcorp is a party, or by or to which Southcorp or any subsidiary of Southcorp or any of its assets may be bound or be subject, which results, or could result, to an extent which is material to the Southcorp Group (being any agreement or instrument with a value of at least $50 million or with a term of longer than 2 years), in:

(i) any monies borrowed by Southcorp or any subsidiary of Southcorp being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii) the interest of Southcorp or any subsidiary of Southcorp in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(iv) the business of Southcorp or any subsidiary of Southcorp with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Southcorp Shares by Bidder;

(l) **(dividends)** between 12 January 2005 and the end of the Offer Period, Southcorp does not declare or pay any dividend, bonus or other distributions by Southcorp to Southcorp Shareholders;

(m) **(write-down or profit downgrade)** between 12 January 2005 and the end of the Offer Period, Southcorp does not:

(i) write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report);

(ii) release to ASX a statement to the effect that Southcorp or its subsidiaries intend to write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report); or

(iii) release to ASX an earnings profit warning, whether or not as contemplated by ASX Guidance Note 8;

(n) **(ASX 200 Index)** between the Announcement Date and the end of the Offer Period, the ASX 200 Index published by ASX does not close at a level that is at or below 3600 points);

(o) **(no prescribed occurrences)** between 12 January 2005 and the end of the Offer Period, no Prescribed Occurrence occurs;

Other conditions

(p) **(Southcorp Options)** before the end of the Offer Period, all Southcorp Options have been exercised or cancelled or are the subject of

cancellation agreements entered into between Bidder and the relevant Southcorp Optionholder; and

(q) **(availability of Facility)** during and at the end of the Offer Period:

(i) each of the Pre-Conditions to Availability of the Facility is and remains satisfied or is waived by the lenders under the Facility; and

(ii) there is no Event of Default, or potential Event of Default, under the Facility which has not been forgiven by the lenders under the Facility.

2.13 Operation of conditions

(a) Each of the conditions set out in each subsection, paragraph and subparagraph of **section 2.12**:

(i) constitutes and is to be construed as a separate, several and distinct condition; and

(ii) until the expiration of the Offer Period (or in the case of the condition referred to in **section 2.12(o)**, until three Business Days after the end of the Offer Period) will be for the benefit of Bidder alone and may be relied upon only by Bidder.

(b) Subject to the *Corporations Act*, each of the conditions contained in each subsection, paragraph and subparagraph of **section 2.12** is a condition subsequent and will not prevent a contract to sell Your Southcorp Shares arising from acceptance of this Offer, but any breach or non-fulfilment of such a condition will entitle Bidder, by written notice, to rescind the contract resulting from acceptance of this Offer.

2.14 Freeing the Offer from conditions

Subject to and in accordance with the *Corporations Act*, Bidder may declare all Offers free from any or all of the conditions contained in **section 2.12** by giving notice in writing to Southcorp. Any declaration made under this **section 2.14** may be made by Bidder in its sole discretion but in compliance with the *Corporations Act*:

(a) in the case of the condition in **section 2.12(o)**, at any time up until three Business Days after the end of the Offer Period; or

(b) in any other case, no later than seven days before the end of the Offer Period.

2.15 Notice on status of conditions

Bidder will give notice of the status of the conditions in **section 2.12** in accordance with section 630(1) of the *Corporations Act* on [**] 2005, subject to extension in accordance with section 630(2) of the *Corporations Act* if the period during which this Offer remains open for acceptance is extended under section 650C of the *Corporations Act*.

2.16 Breach or non-fulfilment of conditions

If at the end of the Offer Period (or, in the case of the condition in **section 2.12(o)**, at the end of three Business Days after the end of the Offer Period), in respect of any of the conditions contained in **section 2.12**:

(a) Bidder has not declared this Offer and all other Offers made by Bidder to be free from that condition; and

(b) that condition has not been fulfilled,

all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from which binding contracts have not yet resulted, are void. In that event, Bidder will, if you have accepted this Offer:

(c) return your Acceptance Form together with all documents forwarded by you (if any) to your address as shown in the Acceptance Form; and

(d) notify ASTC of the lapse of the Offers in accordance with Rule 14.19 of the ASTC Settlement Rules.

2.17 Best endeavours in relation to conditions

(a) Foster's and its subsidiaries (including Bidder) will each:

(i) use their best endeavours to procure that each of the conditions in **section 2.12** is satisfied; and

(ii) not do or omit to do anything which may cause a breach of any such condition.

(b) Without limiting **section 2.17(a)**, Foster's and Bidder will each:

(i) use their best endeavours to ensure that each of the Pre-Conditions to Availability of the Facility is and remains satisfied; and

(ii) not do or omit to do any thing which may trigger an Event of Default under the Facility.

2.18 90% Condition

In determining whether the 90% Condition is met, any Relevant Interest that Bidder has merely because of the operation of section 608(3) of the *Corporations Act* (Relevant Interests from holding a 20% or greater voting power in any body corporate) will be disregarded.

2.19 Withdrawal of Offer

Bidder may withdraw unaccepted Offers at any time with the consent of ASIC. ASIC may consent subject to conditions.

2.20 Variation

Bidder may at any time, and from time to time, vary this Offer in accordance with the *Corporations Act*.

2.21 Costs

All costs and expenses of the preparation and circulation of the Bidder's Statement and the Offers will be paid by Bidder. No brokerage is payable by you if you accept this Offer.

2.22 Broker commission

(a) Subject to the terms below, if the Offer becomes or is declared unconditional, Bidder will pay a commission (**Commission**) to market participants of ASX (**Brokers**) who initiate acceptances of the Offers (**Acceptances**) in respect of parcels of Southcorp Shares held by retail Southcorp Shareholders. A retail Southcorp Shareholder is one who is not a Broker or an associate of a Broker and who held less than 100,000 Southcorp Shares at the Relevant Date.

(b) The Commission payable in relation to any Acceptance will be 0.75% of the consideration payable by Bidder under the Offer as a result of that Acceptance (or 3.1 cents per Southcorp Share). The maximum commission payable in respect of any acceptance by a Southcorp Shareholder is $750.

(c) Commissions will be payable in respect of Acceptances received at any time during the Offer Period.

(d) The Commissions are payable to Brokers only and no part of the Commissions can be passed on or paid to Southcorp Shareholders. Brokers are not entitled to receive any Commission in respect of any Southcorp Shares in which they, or any associate, holds a Relevant Interest.

(e) An Acceptance by a Broker constitutes a representation that neither the Broker or its associate is the accepting Southcorp Shareholder and the fee will not be passed on or otherwise shared directly or indirectly with the accepting Southcorp Shareholder.

(f) Any Commission liable to be paid, in respect of any Acceptance, will be paid by Bidder within 14 days after production of an Acceptance Form bearing the Broker's stamp or, in the case of CHESS Holdings, other written confirmation acceptable to Bidder that the Broker is the Controlling Participant who has initiated the Acceptance in relation to the parcel concerned. No Commission is payable in respect of Acceptances that are withdrawn.

(g) Bidder reserves the right to aggregate any Acceptances in determining the Commissions payable to any Broker if Bidder believes that a party has structured holdings of Southcorp Shares to take advantage of the commission. Bidder may in its discretion determine any disputes regarding whether a Commission is payable.

2.23 Notices

Any notice to be given by Bidder to you in connection with the Offers may be given to you by leaving it at or sending it by pre-paid ordinary mail, or in the

case of any address outside Australia, by pre-paid airmail to you at your address as recorded in the register of members of Southcorp on the Relevant Date or the address shown in the Acceptance Form.

3 Profile of Bidder and Foster's Group

3.1 Introduction

Bidder is Beringer Blass Wines Pty Ltd ACN 105 344 965, a wholly-owned subsidiary of Foster's Group Limited ABN 49 007 620 886.

3.2 Principal activities of Bidder

Bidder does not currently operate any business.

3.3 Foster's Group – overview

Foster's is an Australian based, international multi-beverage company with a total portfolio of beer, wine, spirits, cider and non-alcohol beverages.

Its main businesses are its Australian multi-beverages company, Carlton and United Beverages Limited (**CUB**) (producing, selling and distributing beer, spirits, RTDs, cider, wine and non-alcohol beverages), Beringer Blass Wine Estates Limited (**BBWE**) (producing, marketing and selling premium wine domestically and internationally), Foster's Clubs and Services (consumer direct wine clubs and wine services businesses) and Foster's Brewing International (**FBI**) (responsible for the development of the Foster's Lager brand globally).

Foster's produces, markets and sells approximately 19 million cases of wine annually, resulting in revenues of over A$1.4 billion. For the 12 months to 30 June 2004, sales of multi-beverage products in Australia generated revenue of almost A$2 billion, while sales of Foster's Lager in over 150 countries internationally amounted to revenue of around A$255 million. Following the sale of all vineyards identified for divestment under the Group's June 2004 Wine Trade Review, Foster's will control over 7,000 hectares (17,290 acres) of vineyard plantings in Australia, New Zealand, California and Europe.

Foster's produces and markets Australia's famous beer, Foster's Lager, and premium wines such as Wolf Blass, Beringer, Yellowglen, Matua Valley, Saltram Estate, Jamieson's Run, Stag's Leap Vineyards, Chateau St Jean, Meridian and Castello di Gabbiano. Foster's brews, markets and distributes Australia's leading beers including Victoria Bitter, Crown Lager, Carlton Draught and Cascade Premium Lager, and markets and distributes leading imported brands including Corona and Stella Artois. Foster's employs around 8,500 people.

3.4 Principal activities of the Foster's Group

(a) CUB

CUB is Australia's largest brewer of beer with approximately 54.7% of Australian beer volumes in the 2004 financial year. CUB's market strength is built around its core national brands which are supported by strong regional brands around the country. CUB is the market leader in

the premium (Crown Lager), full-strength (Victoria Bitter), light (Carlton Sterling, Foster's Light Ice and Cascade Premium Light) and imported premium beer (Stella Artois and Corona) market segments. Victoria Bitter is Australia's number one selling beer in terms of volume and sales and accounted for more than 22% of all beer sold in Australia in the 2004 financial year. Foster's believes that CUB's market leadership position is a manifestation of its efficient manufacturing and distribution processes, brand marketing and product innovation.

CUB also imports, bottles and/or distributes a wide range of bottled spirits and pre-mix spirit drinks in Australia and New Zealand (such as The Black Douglas Scotch Whisky, Cougar Bourbon, Coyote Tequila, 100 Pipers Scotch Whisky, Chatelle Napoleon Brandy, Angostura Rum and Bitters, Pearl Vodka, Tall Blonde Vodka and Skyy Vodka), and recently entered the domestic wine market with Half Mile Creek.

For the year ended 30 June 2004, CUB recorded earnings before interest, tax, amortisation and significant items of $520 million. CUB has a number of breweries around Australia, including in Victoria, Queensland, Western Australia and Tasmania.

(b) BBWE

Foster's wine division was established in 1996 following the acquisition of Mildara Blass and was significantly expanded following the acquisition of Beringer Wine Estates in October 2000 to create BBWE.

BBWE operates Foster's global wine businesses and is one of the world's leading premium wine companies. For the year ended 30 June 2004, global sales volumes of approximately 19 million 9 litre cases were achieved. Earnings before interest, tax, amortisation, significant items and SGARA for the same period were $292 million.

The wine group has multiple selling channels encompassing wine trade, wine clubs and wine services.

(i) Wine Trade

The BBWE wine trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America, the United Kingdom and Europe. BBWE's portfolio of wine brands include some of Australia's best known wines such as Wolf Blass, Black Opal, Jamieson's Run and Yellowglen; some of America's most successful wine labels such as Beringer, Chateau St. Jean, Chateau Souverain, Stag's Leap and St. Clement; and Matua in New Zealand.

Beringer Blass Asia Pacific has eight operating wineries located in New South Wales, Victoria, South Australia and New Zealand. BBWE USA is the oldest continuing wine company in the Napa Valley and comprises eight award winning Californian wineries located in the coastal regions of California.

(ii) **Wine Clubs**

Foster's wine clubs division is one of the world's leading consumer direct wine businesses offering range, service and value. The business sells premium wine and related products to more than one million members in 11 countries across Asia Pacific, Europe and North America.

The business operates proprietary branded wine clubs, specialist wine accessories and a variety of host-brand wine clubs on behalf of airlines, financial institutions, retailers and other companies.

(iii) **Wine Services**

Foster's wine services division provides a range of business solutions to the wine industry including contract bottling, customised brands, design services, warehousing and the supply of wine packaging materials and distribution services to small and medium producers, retailers and specialist companies for the domestic and export markets.

The business operates 5 bottling plants with 3 in Australia through Vinpac located in the Barossa Valley, Hunter Valley and McLaren Vale regions and 2 bottling plants in France through Sobemab located in the Macon and Languedoc regions.

(c) **FBI**

FBI is responsible for Foster's international beer activities. This involves the stewardship, governance and development of the Foster's brand worldwide in association with licensees, joint venturers and distributors and direct production within the Asia Pacific region, particularly in China, India, Vietnam, Fiji and Samoa.

The Foster's brand is now the 7th largest international premium brand by volume. It is available in over 150 countries and is brewed under license in a number of countries including Canada, the United Kingdom, Ireland, France, Portugal and Russia and brewed by Foster's in Australia, China, India and Vietnam. More than 100 million case equivalents of Foster's beer is sold annually.

Europe is currently the most significant Foster's brand region and the fastest growing Foster's market worldwide. Foster's is brewed in Europe and distributed throughout Europe pursuant to a license agreement with Scottish and Newcastle. Foster's is the number one selling beer in London, the number two overall in the United Kingdom and among the top 10 in Western Europe.

In the Americas, Foster's has a joint venture with SABMiller plc, enabling Foster's to strengthen the marketing, sales and distribution of Foster's in the US. Foster's brand is the 7th largest import brand in the US by volume.

FBI's earnings before interest, tax and amortisation for the year ended 30 June 2004 were $44 million.

3.5 Management team

Foster's has a highly skilled and experienced management team at both the corporate and operating levels. Trevor O'Hoy is the President and CEO of Foster's, appointed to that position in April 2004. Trevor O'Hoy's career has been exclusively in the beer and wine industries.

In addition to Trevor O'Hoy, the management team comprises managing directors of each of Foster's operating divisions – Jamie Odell (Managing Director BBWE), John Murphy (Managing Director CUB), Richard Scully (Managing Director FBI), Neville Fielke (Managing Director Global Wine Clubs and Services, Senior Vice President of Global Strategy), Peter Scott (Chief Financial Officer), Peter Bobeff (Senior Vice President Commercial Affairs, who is due to retire shortly) and Ben Lawrence (Senior Vice President Human Resources).

3.6 Directors of Foster's and Bidder

The directors of both Foster's and Bidder are as follows:

F J Swan B.Sc., FAICD, FID (UK)

Member of the Foster's Board since August 1996 and chairman since October 1999. Mr Swan is a director of the Commonwealth Bank of Australia Limited and National Foods Limited. Mr Swan is also a former chief executive officer of Cadbury Schweppes Australia Limited and a former director of Cadbury Schweppes plc.

M L Cattermole AM, B.Sc., FACS

Member of the Foster's Board since October 1999. Mrs Cattermole is a founder and former executive director of Aspect Computing Pty Ltd and former executive director of Kaz Group Limited. Mrs Cattermole is chairman of Methodist Ladies College, a director of Lansa Pty Limited, Lansa Holdings Inc., The Melbourne Theatre Company and the Victorian Major Events Corporation. Mrs Cattermole has also had a number of significant appointments to government, hospital and research boards and committees.

D A Crawford B.Com., LLB, FCA, FCPA

Member of the Foster's Board since August 2001. Mr Crawford is chairman of Lend Lease Corporation Limited and National Foods Limited and a director of BHP Billiton Limited and Westpac Banking Corporation. Mr Crawford is chairman of the Australian Ballet and treasurer of the Melbourne Cricket Club. Mr Crawford is also on the Advisory Board of Allens Arthur Robinson and is a former partner and National Chairman of KPMG.

B Healey

Member of the Foster's Board since December 1993. Mr Healey is chairman of Centro Properties Limited, deputy chairman of Incitec Pivot Limited and a

director of the Foster's Sports Foundation. Until recently Mr Healey was a director of Orica Limited.

G W McGregor AO, B.Ec., FCPA, FAICD

Member of the Foster's Board since April 1999. Mr McGregor is a director of Santos Limited, Goldman Sachs JBWere Managed Funds Limited, Community Foundation Network Limited, Nufarm Limited and WMC Resources Limited. Mr McGregor is a member of the Financial Reporting Council and was previously a director of Foster's from 1992 – 1996.

M G Ould B.Ec.

Member of the Foster's Board since February 2004. Mr Ould was previously the managing director and chief executive officer of National Foods Limited, chief executive officer of Pacific Dunlop's Peters Foods division and managing director of the East Asiatic Company. Mr Ould is a director of The Australian Gas Light Company and Pacific Brands Limited.

T L O'Hoy B.Ec.

Member of the Foster's Board, President and Chief Executive Officer since April 2004. Mr O'Hoy is a director of a number of subsidiaries of Foster's and is the only executive director on the Foster's Board. Mr O'Hoy has 28 years experience with the Foster's Group and was previously managing director of the Carlton & United Beverages Limited.

3.7 Further information about Foster's

Foster's is a disclosing entity for the purposes of the *Corporations Act* and, as such, is subject to regular reporting and disclosure obligations imposed by the Listing Rules and the *Corporations Act*. In particular, Foster's is required to continuously disclose to the market any information it has which a reasonable person would expect to have a material effect on the price or value of Foster's shares.

Copies of documents lodged with ASIC by or in relation to Foster's may be obtained from, or inspected at, any office of ASIC.

4 Bidder's intentions

4.1 Introduction

This section sets out the intentions of Bidder relating to:

(a) the continuation of the business of Southcorp;

(b) any major changes to the business of Southcorp and redeployment of the fixed assets of Southcorp; and

(c) the future employment of the present employees of Southcorp.

Foster's intentions are the same.

The proposed acquisition of Southcorp is a continuation of Foster's strategy to pursue performance improvement and growth opportunities, both organically

and through acquisition of businesses, that will develop its global premium wine business and expand its multi-beverage business in Australia.

The acquisition will create the world's largest premium wine company with leading market positions in key price segments of the Australian, United States and United Kingdom wine markets.

Bidder's intentions, as detailed below, have been formed on the basis of information concerning Southcorp which is known to Bidder and Foster's as at the date of this Bidder's Statement, based on publicly available information. This is not sufficient to enable Bidder to reach a concluded view on the intentions set out below, particularly in light of the wine business reviews that are currently being implemented by Southcorp and Foster's.

On 2 September 2003, Southcorp announced a comprehensive business improvement program named- Project Veraison. On 28 June 2004, Southcorp announced a new production and distribution blueprint for its Australian operations. On 8 June 2004, Foster's announced its wine trade review with the objective of addressing supply imbalances, improving production efficiency and enhancing revenue. The companies are implementing these three reviews, the progress and outcome of which will be instrumental in Bidder's formulation of its intentions.

A final determination of any particular course of action will only be made after all material facts and circumstances have been considered. Therefore, the statements set out in this **section 4** are statements of Bidder's current intentions only which may change as new information becomes available and circumstances change.

4.2 Intentions upon acquisition of more than 90%

If Bidder becomes entitled to at least 90% of Southcorp Shares, then subject to satisfaction or waiver of the other conditions of the Offers, Bidder intends to:

(a) proceed to compulsory acquisition of the outstanding Southcorp Shares in accordance with the provisions of the *Corporations Act*;

(b) procure an application be made to remove Southcorp from the official list of ASX;

(c) appoint its own nominees to the board of directors of Southcorp and its subsidiaries and seek the retirement of all current members of the boards of Southcorp and all associated entities;

(d) retain Mr Sandy Oatley as the "brand champion" for the Rosemount Estate brand and reach agreement with Mr Robert Oatley and Mr Sandy Oatley in respect of the arrangements referred to in **sections 7.5(c)** and **(d)**;

(e) promptly conduct a review of all of Southcorp's operations to accurately review the synergy potential (most of which are expected to be Australian based and cost related) and:

(i) identify opportunities to grow revenue in global markets;

(ii) understand the potential of the combined Foster's and Southcorp portfolios and opportunities which may be associated with brand investment, product innovation and distribution;

(iii) identify potential cost savings arising from the combination which may be associated with:

(A) development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale;

(B) improved procurement, logistics and warehousing;

(C) optimisation of sales operations including elimination of duplication of sales functions; and

(D) elimination of administrative functions and other overhead duplication which is likely to result in the closure of the Southcorp head office; and

(iv) establish an optimal management structure for the combined group and then identify the best people to fill the relevant positions.

As a consequence of this review, some employees may be made redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements. Until Bidder has completed the detailed review referred to above, Bidder will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies.

4.3 Intentions upon acquisition of less than 90%

Bidder has no current intention to waive the 90% Condition (but it reserves its right to do so).

If Bidder declares the Offers to be free from the conditions in **section 2.12** and Bidder does not acquire at least 90% of Southcorp Shares and is therefore not entitled to compulsorily acquire the outstanding Southcorp Shares, Bidder intends (subject to the level of Bidder's shareholding in Southcorp) to:

(a) seek to appoint its own nominees to constitute all or a majority of the Southcorp board, subject to the *Corporations Act* and to the constitution of Southcorp;

(b) acquire Southcorp Shares over time so as to enable Bidder to move to compulsory acquisition;

(c) unless Southcorp has more than the required spread of shareholders under the Listing Rules, procure an application to be made to remove Southcorp from the official list of ASX;

(d) through its nominees on the board of directors of Southcorp, review the dividend policy of Southcorp to ensure that it reflects an appropriate balance between ensuring that Southcorp retains

sufficient funds to meet its ongoing activities and capital requirements and the payment of dividends to Shareholders; and

(e) seek to implement such of the intentions as are detailed in **section 4.2** as are consistent with Southcorp being a controlled entity of Foster's but not a wholly-owned subsidiary.

The implementation of any of the steps in this **section 4.3** would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of Southcorp and after considering the advice of legal and financial advisers. In particular, the Southcorp directors may only implement any such steps if they consider the steps to be in the best interests of members of Southcorp as a whole.

At this stage, no decision has been made as to which persons will be appointed to the board of Southcorp. Bidder has not assessed which directors of Southcorp it will seek to remove and which of those directors it will seek to retain.

The description of Bidder's intentions in this **section 4.3** is not to suggest that Bidder would declare the Offers free from the 90% Condition.

4.4 Intentions if Bidder does not increase holding in Southcorp

If Bidder's holding in Southcorp does not increase beyond its current Relevant Interest, it will manage its investment with a view to maximising returns for Fosters' shareholders.

4.5 Other intentions

Subject to the above, Bidder does not foresee a significant shift from the current strategic direction of Southcorp in relation to its core businesses and does not intend to divest any of Southcorp's businesses.

5 Funding of Offers

5.1 Maximum cash consideration

The consideration for the acquisition of Southcorp Shares to which the Offers relate will be satisfied wholly in cash and, if all the Offers are accepted, will be approximately $3.122 billion (assuming all Southcorp Options are exercised).

5.2 Overview of funding arrangements

The cash consideration plus the funds to satisfy all other expenses incurred by Bidder and relating to the Takeover Bid will be provided from the following sources:

(a) existing cash balances of Foster's and other members of the Foster's Group which as at 31 December 2004 were in excess of $1 billion; and

(b) a share acquisition and refinancing facility with members of the Foster's Group underwritten by Credit Suisse First Boston (Sydney Branch) (**CSFB**) and Goldman Sachs Credit Partners L.P. (**GS**) (the **Facility**).

Funds of up to a limit of $2,700 million will be available for drawdown under the Facility on and from financial close until 30 June 2005. Financial close will occur on satisfaction or waiver of the Pre-Conditions to Availability.

The funds available from the existing cash balances of Foster's and other members of the Foster's Group and under the Facility are sufficient to fund the maximum consideration payable pursuant to the Offers (including to all Southcorp Optionholders who exercise their Southcorp Options and accept the Offer), refinance existing indebtedness of Southcorp, refinance maturing indebtedness of the Foster's Group and fund related transaction costs associated with the Offers.

5.3 Bidder's internal borrowing arrangements

Bidder has entered into an agreement with Foster's under which Foster's has agreed to provide, or procure that other members of the Foster's Group provide, all funds which Bidder needs to satisfy the consideration payable to Southcorp Shareholders under the Offers, together with amounts required to meet all transaction and other costs associated with the Offer, through existing cash balances of Foster's and other members of the Foster's Group and through utilising drawdowns under the Facility.

5.4 Particulars of the Facility

(a) Purpose

The Facility is available for the purposes of funding the acquisition of the Southcorp Shares, funding related transaction costs associated with the Offers, refinancing certain existing indebtedness of Southcorp and refinancing maturing indebtedness of the Foster's Group.

(b) Underwritten commitments

Foster's has signed a commitment letter dated 12 January 2005 (**Commitment Letter**) with, among others, CSFB and GS (as **Joint Lead Underwriters**) under which the Joint Lead Underwriters will underwrite (in equal proportions) the Facility.

The Underwriters may syndicate the Facility to other lenders. Successful syndication is not a condition precedent to funding under the Facility.

The agreed form of the terms sheet for the agreement to document the Facility (**Facility Agreement**) is attached to the Commitment Letter.

(c) Availability

The Facility will be available for drawing on and from financial close until 30 June 2005.

(d) Maturity date

The maturity date of the Facility is the date 9 months after the date of signing of the Facility Agreement.

(e) **Pre-Conditions to Availability**

The ability to drawdown under the Facility, is subject to the Pre-Conditions to Availability being and remaining satisfied.

The Offers are subject to a condition (set out in **section 2.12(q)**) that each of the Pre-Conditions to Availability of the Facility is and remains satisfied. If Bidder declares the Offer to be free of this condition, but any of the Pre-Conditions to Availability of the Facility (including those within the sole control of Foster's) are not satisfied or waived in accordance with the terms of the Facility, the Facility will not be able to be drawn down to fund the Offers.

Neither Bidder nor Foster's is aware of any reason why the Pre-Conditions to Availability set out below will not be satisfied in time to allow the proceeds to be able to be drawn down by Bidder to pay the consideration under the Offers as and when required under the Offer Terms.

The Pre-Conditions to Availability of the Facility are:

(i) approval of amendments to the bid structure which would result in the aggregate payments to be made under the Offer exceeding available funding, both under the Facility and from other sources;

(ii) that Foster's will hold at least 50.1% of the shares in Southcorp on completion of the bid;

(iii) all necessary regulatory consents and approvals have been obtained;

(iv) satisfaction or waiver of all Offer conditions (Foster's has agreed to ensure that the condition set out in **section 2.12(i)** (no material adverse change) is not waived without the Joint Lead Underwriters' prior written consent, such consent not to be unreasonably withheld;

(v) the ASX 200 Index has not closed at a level below 3600 points during the period from the Announcement Date to the earlier of close of the Offer or financial close;

(vi) that Foster's senior unsecured debt is rated at least BBB- (Standard & Poor's) and Baa3 (Moody's) at the date of initial drawdown;

(vii) execution and delivery of satisfactory documentation pertaining to the Facility;

(viii) no misrepresentation or breach of warranty has occurred, including concerning information or forecasts relating to Southcorp or the Offer (or disclosures against representation or warranties have not been approved by the lenders);

(ix) satisfactory legal opinions from both the lenders' and Foster's legal counsel;

(x) payment of fees due to the lenders;

(xi) delivery of verification certificates concerning corporate details of Foster's and relevant members of the Foster's Group; and

(xii) no Event of Default or potential Event of Default subsists.

(f) Prepayment Events

The Facility is subject to the following mandatory prepayment events:

(i) any misrepresentation, breach of warranty or breach of undertaking specific to the Facility Agreement not being remedied within 21 days; and

(ii) if Standard and Poor's issue a post acquisition rating for Foster's senior unsecured debt of less than BBB-, that rating is not restored to BBB- or above within 60 days.

(g) Events of Default

The Facility is subject to events of default which are customary for transactions of this nature, including the following:

(i) failure to pay monies when due (including pursuant to the prepayment events described in **section 5.4(f)**);

(ii) failure to comply with relevant financial undertakings, unless waived;

(iii) failure to remedy a breach of other undertakings within 21 days of notice of failure to comply;

(iv) cross default of A$100 million or more;

(v) material adverse change in the condition of the business, assets or financial condition of relevant Foster's Group companies which has or is likely to have a relevant material adverse effect; and

(vi) other usual events of default customary for a facility such as the Facility, such as material misrepresentation, insolvency related events, compulsory acquisition, government interference which has a material adverse effect or change of control of Foster's.

(h) Representations and undertakings

The representations for the Facility are customary for facilities of this nature, including that in respect of Foster's and relevant members of the Foster's Group:

(i) Foster's is not aware of any event or circumstance likely to have a material adverse effect;

(ii) there is no actual or threatened litigation or other governmental action that could reasonably be expected to restrain or prevent the transactions contemplated by the Offer or the Facility Agreement (other than ASIC or Takeovers Panel determinations in accordance with Chapter 6 of the *Corporations Act*);

(iii) no Event of Default or potential Event of Default is subsisting or will occur; and

(iv) other representations usual for a facility such as the Facility such as representations concerning corporate status, power and authorisations, that documents are binding, that transactions are permitted, that authorisations have been obtained, that information provided in connection with the transactions contemplated by the Facility Agreement is not materially inaccurate, that forecasts prepared in relation to the Offer and the Facility Agreement have been prepared with due skill and care, that there are no undisclosed relevant and material agreements, that all relevant copies of documents are true and correct, that no relevant entities or assets are immune from suit, execution or set-off, that there is no undisclosed stamp duty or taxes payable and that there are no irregularities concerning choice of law or submission to jurisdiction, filing or registration or documents, ranking of obligations or trust arrangements.

(i) **Currency**

The Facility will be available to be drawn in Australian dollars, US dollars, pounds sterling and euros.

(j) **Security and ranking**

The Facility is unsecured and will rank pari passu with all existing senior unsecured indebtedness of the Foster's Group.

Several members of the Foster's Group will provide cross guarantees in respect of the Foster's obligations under the Facility.

(k) **Refinancing Program**

Foster's proposes to implement a capital raising program (**Refinancing Program**) to be implemented shortly following drawdown of the Facility to refinance the Facility.

The proceeds of the Refinancing Program will be used to repay the Facility and near term maturities.

The exact nature of the Refinancing Program has not yet been determined. It will be structured to take into account the cost of funds, prevailing market conditions within various global regions, matching of assets and liabilities, and natural hedges associated with foreign operations and cash flows.

6 Taxation considerations

6.1 Introduction

The following is a general outline of the main Australian income tax consequences for an Australian resident individual Southcorp Shareholder who disposes of Southcorp Shares by accepting the Offer.

The outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise). The outline is also not exhaustive of all income tax considerations which could apply in the circumstances of any given Southcorp Shareholder. In particular, special rules apply to certain shareholders (such as persons not resident in Australia for income tax purposes, insurance companies, superannuation funds, banks, employees of Southcorp or its associated companies who acquired their Southcorp Shares in respect of their employment and those Southcorp Shareholders who hold their Southcorp Shares on revenue account, such as those Southcorp Shareholders who trade in shares or hold Southcorp Shares as trading stock) which are not covered by this outline.

All Southcorp Shareholders, and particularly those shareholders not covered by this outline as noted above (eg. non-resident shareholders), should consult their own tax advisers regarding the Australian and, if applicable, foreign income tax consequences of disposing of Southcorp Shares given the particular circumstances which apply to them.

6.2 Capital gain or loss

The sale of Southcorp Shares pursuant to the Offer will involve the disposal by Southcorp Shareholders of their Southcorp Shares by way of transfer to Bidder. This change in ownership of the Southcorp Shares will constitute a CGT event for Australian income tax purposes.

Southcorp Shareholders (who are Australian residents) may make a capital gain or incur a capital loss in respect of the sale of their Southcorp Shares that were acquired (or deemed to have been acquired) after 19 September 1985. Any capital gain or loss arising on the disposal of shares acquired (or deemed to have been acquired) before 20 September 1985 is generally disregarded.

A capital gain will arise to the extent the capital proceeds from the disposal of Southcorp Shares (being the cash received by the Southcorp Shareholder under the Offer) exceed the cost base (or, in some cases as discussed below, the indexed cost base) of the Southcorp Shares.

A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the Southcorp Shares.

The capital gains and capital losses of an individual taxpayer from all CGT events are aggregated to determine whether there is a net capital gain or net capital loss in any given tax year. A net capital gain may be discounted (as discussed below). Any net capital gain, after applicable discounts, is included in the assessable income of the individual taxpayer and may be subject to income tax. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

The availability of indexation or a discount in calculating the capital gain subject to tax depends on the date of acquisition of the Southcorp Shares and the elections made by individual Southcorp Shareholders as discussed below.

(a) **Southcorp Shares acquired at or before 11.45am on 21 September 1999**

The cost base of Southcorp Shares is generally their cost of acquisition. If Southcorp Shares were acquired at or before 11.45am on 21 September 1999, a Southcorp Shareholder who is an individual, the trustee of a complying superannuation entity or the trustee of a trust may elect to adjust the cost base of the Southcorp Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the Southcorp Shares were acquired until the quarter ended 30 September 1999. Southcorp Shareholders which are companies will be entitled to include that indexation adjustment without making an election if their Southcorp Shares were acquired at or before 11.45am on 21 September 1999. However, whilst those indexation adjustments are taken into account for the purposes of calculating any capital gain, they are ignored when calculating the amount of any capital loss.

Individuals, trustees of complying superannuation entities or trustees of trusts who do not make the indexation election referred to above may be entitled to discount the amount of their net capital gain from the disposal of Southcorp Shares by:

(i) 50% in the case of individuals and trustees of trusts (other than a trust that is a complying superannuation entity); or

(ii) $33^1/_3$% for trustees of complying superannuation entities.

Southcorp Shareholders which are companies (not acting as trustees) are not entitled to any discount in respect of their net capital gains.

Whether it is better for any given Southcorp Shareholder to make the indexation election or not will depend upon the particular Southcorp Shareholder's individual circumstances, including the cost base of the Southcorp Shares and whether the Southcorp Shareholder has any available capital losses. Southcorp Shareholders should consult their own tax advisers in this regard.

(b) **Southcorp Shares acquired after 11.45am on 21 September 1999**

If Southcorp Shares are held by an individual, the trustee of a trust or the trustee of a complying superannuation entity and they were acquired:

(i) after 11.45am on 21 September 1999; and

(ii) at least 12 months before the date on which the Southcorp Shareholder accepted the Offer,

then the discounts referred to above are generally available.

There is no entitlement to indexation of the cost base for any Southcorp Shareholder (including companies) in these circumstances.

6.3 Transfer Taxes

No stamp duty is payable for the transfer of listed shares (such as Southcorp Shares). No GST (goods and services tax) applies to the transfer of listed shares (such as Southcorp.

7 Share capital information

7.1 Southcorp securities

Based on documents lodged by Southcorp with ASX, the total number of securities in each class in Southcorp at the date of this Bidder's Statement is as follows:

(a) **Shares**

Class	Number
Fully paid ordinary shares (ASX Code: SRP)	744,508,138

(b) **Unquoted options over unissued shares**

Plan	Expiry Date	Exercise Price	Number
Southcorp Executive Share and Option Plan	30/09/09	$5.38	215,000
Southcorp Executive Share and Option Plan	30/06/12	$5.42	345,000
Southcorp Executive Share and Option Plan	30/10/08	$2.83	1,000,000
Southcorp Executive Share and Option Plan	30/10/08	$2.85	600,000
Southcorp Managing Director Share Option Deed	15/10/08	$3.36	2,000,000

7.2 Bidder's Relevant Interests and voting power

Immediately before the first Offer was sent, Bidder had a Relevant Interest in 139,949,024 Southcorp Shares (18.8% of the Southcorp Shares), no Relevant Interest in Southcorp Options and 18.8% of the voting power in Southcorp.

7.3 Interests of Foster's and Bidder directors in Southcorp securities

Immediately before the first Offer was sent, none of the directors of Bidder and Foster's held a Relevant Interest in any Southcorp securities.

7.4 Dealings in Southcorp Shares

Except as set out below, in the four months ending on the day immediately before the date of the Offer, neither Bidder nor an associate of Bidder provided, or agreed to provide, consideration for any Southcorp Shares under an agreement or purchase. On 12 January 2005, Bidder acquired a Relevant Interest in 139,949,024 Southcorp Shares (18.8% of Southcorp Shares) by agreeing to acquire all of the Southcorp Shares held by Southcorp's largest shareholder, Reline (a company associated with the Oatley Family) for $4.17 per share.

Bidder has agreed to acquire all of the Southcorp Shares held by Reline (the **Reline Shares**) in accordance with the share sale and purchase agreement (**Sale and Purchase Agreement**) provided to ASX on 14 January 2005.

Unless the Sale and Purchase Agreement is terminated, Foster's must pay Reline $4.17 per share for the Reline Shares on the earlier of the date which is two Business Days after:

(a) the date on which Bidder has declared the Offer to be free of conditions or has notified that all the conditions have been satisfied; or

(b) the end of the Offer Period.

If the Offer becomes unconditional, Reline may accept it whereupon the Sale and Purchase Agreement terminates.

If there is a Third Party Offer for all Southcorp Shares, Foster's may, if it so chooses (but is not required to) direct Reline to sell (after the close of the Offer) into the Third Party Offer. If Foster's so directs Reline to sell into a Third Party Offer, following such a direction from Foster's, Reline retains the first $1 million of any surplus over $4.17 per share. Reline must pay Foster's 50% of the remainder. Foster's will not direct Reline to accept a Third Party Offer without taking such action as is necessary to ensure any Southcorp Shareholder that accepted the Offer is free to accept the Third Party Offer.

Copies of the announcement to ASX containing the Sale and Purchase Agreement may be obtained by Southcorp Shareholders without payment by contacting the offer enquiry line on 1800 101 769 (or +613 9415 4242 for international callers).

7.5 Benefits to Southcorp Shareholders

In the four months ending on the day immediately before the date of the Offer, except as described below, neither Bidder nor any associate of Bidder gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer; or

(b) dispose of Southcorp Shares,

which benefit was not offered to all Southcorp Shareholders.

As disclosed to ASX on 14 January 2005, Foster's has agreed that following a successful takeover of Southcorp by Bidder, Foster's will reach agreement with Mr Robert Oatley and Mr Sandy Oatley and their family companies to document the following arrangements:

(c) the distribution by a Southcorp subsidiary of wine, produced by the Oatley Family, on an arm's length basis;

(d) Chardonnay Park, a vineyard near Mudgee, is presently leased to a Southcorp subsidiary on an arm's length basis. The property is proposed to be sub-leased to an Oatley Family entity on the same arm's length basis after completion of the 2006 vintage harvest; and

(e) the retention of Mr Sandy Oatley as the "brand champion" for the Rosemount Estate brand.

Except as set out above, the existing contractual arrangements between the Oatley Family and Southcorp will continue to remain in place following a successful takeover of Southcorp by Bidder.

7.6 Agreements for increased price or other benefits

Neither Bidder nor any of its associates has entered into a transaction prohibited by section 622(1) of the *Corporations Act* being a transaction whereby a benefit is to be passed and the amount or value of the benefit is determined by reference in whole or part to the consideration offered under the Takeover Bid or the consideration offered for acquisition of Southcorp Shares outside the Takeover Bid during the Offer Period.

7.7 No agreement between Bidder or Foster's and Southcorp or the directors of Southcorp

There is no agreement between Bidder or Foster's and Southcorp nor any of the directors of Southcorp in connection with or conditional upon the outcome of the Offers.

8 Additional information

8.1 Date for determining holders of securities

For the purposes of section 633(2) of the *Corporations Act*, the date for determining the people to whom this Bidder's Statement is sent is 19 January 2005.

8.2 Share plans

Bidder understands that, under employee and executive share plans, Southcorp Shares are held by trustees on behalf of certain employees and executives of Southcorp. Bidder understands that, for the Offer to be accepted in respect of Southcorp Shares which are Restricted Shares under the terms of the relevant employee and executive share plans, the board of Southcorp must first declare that participating employees and executives may direct their respective trustee to accept the Offer in respect of the Southcorp Shares which are held by the trustee on their behalf.

Bidder expects that the trustee will contact the relevant employees and executives to explain how the Offer applies to Southcorp Shares subject to the employee and executive share plans.

If Bidder becomes entitled to compulsorily acquire Southcorp Shares under Part 6A.1 of the *Corporations Act*, Bidder would also be entitled to acquire Southcorp Shares held by the trustee on behalf of executives and employees.

8.3 Options

Southcorp Optionholders may elect to exercise their Southcorp Options which have vested (or which vest during the Offer Period) and then accept the Offer

in respect of the Southcorp Shares issued to them before or during the Offer Period.

It is a condition of the Offer that, before the end of the Offer Period, all Southcorp Options have either been exercised or cancelled or are the subject of cancellation agreements entered into between Bidder and the relevant Southcorp Optionholder. As with all of the conditions of the Offer, Bidder may elect at its discretion to waive this condition. If Bidder does waive the condition, depending on the level of acceptances received under the Offer, Bidder may be entitled to compulsorily acquire the remaining Southcorp Options under Part 6A.2 of the *Corporations Act*.

8.4 Southcorp's ASX disclosures

Southcorp's material announcements to ASX since 1 July 2004 (except in relation to the Offers) are:

Date	Description
17/1/2005	Becoming a Substantial Shareholder from FGL
14/1/2005	MGW's Response to Press Article
13/1/2005	Final Director's Interest Notice (x 2)
13/1/2005	Trading Halt
30/12/2004	Response to ASX Share Price Query
28/10/2004	Results of AGM and Constitution
28/10/2004	Chairman's/MD & CEO's AGM Address to Shareholders
18/10/2004	Clarification of Southcorp Board Structure
22/09/2004	Section 249P Statement
22/09/2004	Annual Report/Notice of AGM/Chairman's Letter
23/08/2004	Margaret Jackson joins Board
19/08/2004	FY04 - Analyst Speaking Notes
19/08/2004	Appointment of President of Southcorp Wines The Americas
19/08/2004	FY04 Results - Presentation Briefing Slides
19/08/2004	Results for 12 Months Ended 30/6/2004
19/08/2004	2004 Southcorp Reports Substantial Profit Improvement in 2004
19/08/2004	Preliminary Final Report
23/07/2004	Change in substantial holding
23/07/2004	Southcorp Announces Board Changes

8.5 Public announcements relating to the Takeover Bid

On 17 January 2005, Foster's made a public announcement in relation to the Takeover Bid to ASX. Copies of this announcement may be obtained by Southcorp Shareholders without payment by contacting the offer enquiry line on 1800 101 769 (or +613 9415 4242 for international callers).

8.6 Regulatory approvals

As detailed in **section 2.12**, the Offer is conditional upon certain regulatory approvals. This section provides some further details as to the nature of the regulatory approvals.

(a) ACCC approval

The Offers and any contract arising from acceptance of the Offers are conditional on:

(i) at the end of the Offer Period, the ACCC having not commenced or threatened to commence legal proceedings seeking orders to restrain or prevent the acquisition of Southcorp Shares by Bidder under the Offers or any other relief in connection with the Offers;

(ii) before the end of the Offer Period, Bidder having received notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent, pursuant to section 50 of the *Trade Practices Act 1974* (Cth) (**TPA**), the acquisition of Southcorp Shares by Bidder; or

(iii) before the end of the Offer Period, Bidder having been granted clearance or authorisation for the acquisition of Southcorp Shares by Bidder from the ACCC or the Australian Competition Tribunal under Part VII of the TPA and there having been no application for a review of the clearance or authorisation or determination lodged within 21 days of the date of the clearance or determination.

The TPA prohibits an acquisition of shares which would have the effect or likely effect of substantially lessening competition in a market. Bidder and Foster's have made a detailed submission to the ACCC in relation to the Takeover Bid. Bidder and Foster's believe that the acquisition of all the Southcorp Shares pursuant to the Offers would not contravene the TPA.

(b) Hart-Scott-Rodino approval

The Offers and any contracts arising from acceptance of the Offers is conditional on there being no intervention by the relevant authorities within the applicable waiting periods, if any, under the *Hart-Scott-Rodino Antitrust Improvements Act 1976* (United States) (***Hart-Scott-Rodino Act***). Bidder and Foster's expect that no intervention will take place. Bidder and Foster's will procure that all necessary filings under the *Hart-Scott-Rodino Act* in connection with the Offers are made.

(c) Canadian legislation

The Offers and any contracts arising from acceptance of the Offers are conditional on there being no intervention by the relevant authorities within the applicable waiting periods under the *Competition Act* (Canada). Bidder and Foster's expect that no intervention will take place. The Offers and any contracts arising from acceptance of the Offers are conditional on there being approval or deemed approval pursuant to the *Investment Canada Act* (Canada) by the Minister of

Industry and/or Minister of Canadian Heritage, as applicable. Bidder and Foster's expect that such applicable approval or deemed approval will take place. Bidder and Foster's will procure that all necessary filings under Canadian legislation in connection with the Offers are made.

(d) **European Commission approval**

The Offers and any contracts arising from acceptance of the Offer are conditional on a declaration by the European Commission that the Offers do not fall within the scope of the *EC Merger Regulations* or, if they do, that the Offers are compatible with the *EC Merger Regulations*. Bidder and Foster's will procure that all necessary filings under the *EC Merger Regulations* in connection with the Offers are made.

8.7 ASX 200 Index

As detailed in **section 2.12(n)**, the Offer is conditional upon the ASX 200 Index published by ASX not closing at a level at or below 3600 points between the Announcement Date and the end of the Offer Period. On 14 January 2005 (the last trading day before the Announcement Date), the ASX 200 Index closed at 4061.6 points.

8.8 Other material information

Except as set out elsewhere in this Bidder's Statement, there is no other information that is:

(a) material to the making of a decision by a Southcorp Shareholder whether or not to accept an Offer; and

(b) known to Bidder,

which has not previously been disclosed to Southcorp Shareholders.

8.9 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by Foster's. Foster's, has consented to the inclusion of:

(a) each statement it has made; and

(b) each statement which is based on a statement it has made,

in this Bidder's Statement in the form and context in which those statements appear and has not withdrawn that consent before lodgment of this Bidder's Statement with ASIC.

Copies of relevant parts of reports and statements of third parties which have been lodged with ASIC or ASX and which are referred to in this Bidder's Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to any Southcorp Shareholder who requests a copy during the Offer Period. Relevant statements were taken from or based on the announcements made by Southcorp to ASX on 22 September 2004 (Annual Report/Notice of AGM/Chairman's Letter), 28 June 2004 (Results of Assets Review) and 2 September 2003 (Market Release: Preliminary Final Results). If you would like

to receive a copy of any of these reports or statements, please contact the offer enquiry line on 1800 101 769 (or +613 9415 4242 for international callers).

9 Authorisation

This Bidder's Statement has been approved by a resolution passed by the directors of Bidder on 18 January 2005.

10 Interpretation

10.1 Definitions

Terms used in this Bidder's Statement have the meaning given in the Glossary (unless the contrary intention appears).

10.2 Construction

In this Bidder's Statement, unless expressed to the contrary:

(a) words importing the singular include the plural and vice versa and any gender include the other gender;

(b) if a word or phrase is defined in the *Corporations Act* or the ASTC Settlement Rules, it bears the same meaning;

(c) if a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding definitions;

(d) a reference to:

  (i) a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

  (ii) a person includes the legal personal representatives, successors and assigns of that person;

  (iii) a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

  (iv) a right includes a benefit, remedy, direction or power;

  (v) "$", "A$" or "cents" is a reference to the lawful currency of Australia;

  (vi) "US$" is a reference to the lawful currency of the United States of America; and

  (vii) a section, subsection, paragraph or subparagraph is to a section, subsection, paragraph or subparagraph of this Bidder's Statement.

10.3 Headings

Headings are for ease of reference only and do not affect the interpretation of this Bidder's Statement.

11 Glossary

The following defined terms are used throughout this Bidder's Statement, unless the contrary intention appears or the context requires otherwise:

ACCC	the Australian Competition and Consumer Commission.
Acceptance Form	the transfer and acceptance form which accompanies this Bidder's Statement and forms part of the Offer.
Announcement Date	17 January 2005, being the date on which Foster's announced details of the Takeover Bid to ASX.
Approval	a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.
ASIC	the Australian Securities and Investments Commission.
ASTC	ASX Settlement and Transfer Corporation Pty Ltd.
ASTC Settlement Rules	the settlement rules of ASTC.
Bidder	Beringer Blass Wines Pty Ltd ACN 105 344 965.
Bidder's Statement	this bidder's statement, being the statement of Bidder under Part 6.5 Division 2 of the *Corporations Act* relating to the Offers.
Broker	a person who is a share broker and a participant in CHESS.
Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Melbourne.
CGT	capital gains tax.
CHESS	the Clearing House Electronic Subregister System operated by the ASTC.
CHESS Holding	a holding of Southcorp Shares on the CHESS subregister of Southcorp.
Combined Group	the Foster's Group and the Southcorp Group.
Control	in relation to any entity: (a) the ability of any person directly or indirectly to exercise effective control (which includes the ability to remove or appoint all or more than half of the directors of a body corporate or the trustee or manager of a trust) over the entity by virtue of the holding of voting shares, units or other interests in that entity or by any other means; or (b) a legal or beneficial interest in more than half of the issued voting shares, units or other interests of that entity.

Controlling Participant	the Broker or Non-Broker Participant who is designated as the controlling participant for Southcorp Shares in a CHESS Holding in accordance with the ASTC Settlement Rules.
Corporations Act	the *Corporations Act 2001* (Cth).
Encumbrance	any mortgage, charge (whether fixed or floating), pledge, lien, option, restriction as to transfer or any other encumbrance or security or adverse interest whatsoever.
Events of Default	those events of defaults under the Facility as described in **section 5.4(g)**.
Facility	the share acquisition and refinancing facility described in **section 5.4**.
Foster's	Foster's Group Limited ABN 49 007 620 886.
Foster's Board	the board of directors of Foster's.
Foster's Group	Foster's and its Related Bodies Corporate.
Glossary	the glossary set out in this **section 11**.
GST	has the meaning given to that term in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).
Issuer Sponsored Holding	a holding of Southcorp Shares on Southcorp's issuer sponsored subregister.
Listing Rules	the listing rules of ASX.
90% Condition	the condition specified in **section 2.12(a)**.
Non-Broker Participant	a non-broker participant under the ASTC Settlement Rules.
Oatley Family	Mr Robert Oatley and Mr Sandy Oatley and their immediate families and the entities Controlled by Mr Robert Oatley and Mr Sandy Oatley and/or any member of their immediate families.
Offer	the offer for Southcorp Shares contained in this Bidder's Statement and **Offers** means the several like offers for Southcorp Shares sent or to be sent to other Southcorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).
Offer Period	the period commencing on [**] 2005 and (unless the Offer is withdrawn) ending at 5pm (Melbourne time) on [**] 2005, or such later date to which the Offer has been extended.
Pre-Conditions to Availability	those pre-conditions to an initial drawing under the Facility as described in **section 5.4(e)**.
Prescribed Occurrence	any of the following events: (a) Southcorp converts all or any of its shares into a larger or smaller number of shares;

(b) Southcorp or a subsidiary of Southcorp resolves to reduce its share capital in any way;

(c) Southcorp or a subsidiary of Southcorp:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the *Corporations Act*;

(d) Southcorp or a subsidiary of Southcorp issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(e) Southcorp or a subsidiary of Southcorp issues, or agrees to issue, convertible notes;

(f) Southcorp or a subsidiary of Southcorp disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) Southcorp or a subsidiary or Southcorp charges or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Southcorp or a subsidiary of Southcorp resolves to be wound up;

(i) a liquidator or provisional liquidator of Southcorp or a subsidiary of Southcorp is appointed;

(j) a court makes an order for the winding up of Southcorp or a subsidiary of Southcorp;

(k) an administrator of Southcorp, or of a subsidiary of Southcorp, is appointed under section 436A, 436B or 436C of the *Corporations Act*;

(l) Southcorp or a subsidiary of Southcorp executes a deed of company arrangement; or

(m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Southcorp or of a subsidiary of Southcorp.

Public Authority any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues and any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

	(c) any person mentioned in section 657G(2) of the *Corporations Act* who applies to the Court for an order under section 657G(1) of the *Corporations Act*;
	(d) any person mentioned in section 659B(1) of the *Corporations Act* who commences court proceedings in relation to a takeover bid or a proposed takeover bid;
	(e) a court or a Court that makes an order in response to an application under section 657G(1) of the *Corporations Act* or proceedings commenced pursuant to section 659B(1),
	(all terms used in this definition, unless otherwise defined in this Bidder's Statement, have the meaning conferred on them by the *Corporations Act*).
Related Body Corporate	has the meaning given to that term in the *Corporations Act*.
Relevant Date	10pm on 19 January 2005 (Melbourne time).
Relevant Interest	has the meaning given to that term in the *Corporations Act*.
Reline	Reline Investments Pty Ltd ACN 095 987 367.
Rights	all accretions, rights or benefits attaching to or arising from Southcorp Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits or assets as well as rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid, made or issued by Southcorp or any of its subsidiaries).
SGARA	the accounting standard AASB 1037 'Self Generating and Regenerating Assets' (which requires recognition of valuation changes to grapes and vines).
Southcorp	Southcorp Limited ABN 80 007 722 643.
Southcorp Group	Southcorp and its Related Bodies Corporate.
Southcorp Optionholder	a holder of Southcorp Options.
Southcorp Options	unquoted options to subscribe for Southcorp Shares.
Southcorp Shareholder	a holder of Southcorp Shares.
Southcorp Shares	fully paid ordinary shares in the capital of Southcorp.
Takeover Bid	the off-market bid in accordance with Part 6.5 of the *Corporations Act* under which Bidder offers to acquire all Southcorp Shares.

Third Party Offer	an offer or proposal made by a third party (not being an associate of Bidder) to acquire more than 50% of the voting shares of Southcorp, by way of a takeover bid pursuant to Chapter 6 of the *Corporations Act*, a scheme of arrangement pursuant to Chapter 5 of the *Corporations Act*, or otherwise.
2004 Annual Report	the statements of financial performance, financial position and cash flows for Southcorp and the Southcorp Group for the year to and as at 30 June 2004 and the related reports and declarations.
Your Southcorp Shares	all the Southcorp Shares held by you including all Southcorp Shares held by you at the Relevant Date and still retained by you, and all Southcorp Shares acquired by you on or after the Relevant Date and still retained by you.

Dated **18 January 2005**

Signed for and on behalf of Bidder by Trevor Louis O'Hoy, a director of Bidder who is authorised to sign this Bidder's Statement on behalf of Bidder pursuant to a resolution passed by the directors on 18 January 2005.



Trevor Louis O'Hoy
Director

A

Beringer Blass Wines Pty Ltd (Bidder)
ACN 105 344 965
a subsidiary of Foster's Group Limited
ABN 49 007 620 886

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Computershare
Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)

Transfer and Acceptance Form – Issued Sponsored Subregister

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

OFFER BY BIDDER TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN SOUTHCORP LIMITED (SOUTHCORP) ABN 80 007 722 643

B If your holding has changed between the date above and the time of acceptance, then the number of shares for holding and entitlement purposes will change.

Security holder details

Subregister	Issuer
Holding at	XX/XX/2005
Consideration payable to you	$xxx,xxx.xx

Accepting the Offer

C Use this Transfer and Acceptance Form to accept Bidder's Offer for Your Southcorp Shares on the terms of the Bidder's Statement. You should read the Bidder's Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder's Statement unless otherwise defined or the context indicates otherwise. By accepting the Offer, you are accepting for ALL of Your Southcorp Shares (even if different to the number of shares stated above). You cannot accept for only part of Your Southcorp Shares. If you need help completing this Transfer and Acceptance Form, please contact the offer enquiry line (see over for details).

Sign Here – This section must be signed for your instruction to this Transfer and Acceptance Form to be executed

D I/We the person(s) named above, accept the Offer made by Bidder in respect of all my/our Southcorp Shares and agree to transfer to Bidder all my/our Southcorp Shares for the consideration specified in the Offer and on the terms of the Offer as set out in the Bidder's Statement. If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of revocation of the power of attorney.

Individual or Shareholder	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary / Director (delete one)	Director/Company Secretary (delete one)	Director

Contact details – please enter the name of the person to contact about this Transfer and Acceptance Form and their daytime telephone number.

Contact Name

Telephone Number – Business Hours/After Hours
( )

See back of form for completion guidelines.

How to complete this form

Acceptance of the Offer

A Registration Name(s)

Your Southcorp Shares are currently registered in the name(s) printed on this form.

If you have already sold all Your Southcorp Shares shown overleaf, do not keep or return this form.

B The consideration applicable

The cash consideration payable under the Takeover is $4.17 per Southcorp Share.

C Using the Transfer and Acceptance Form

As Your Southcorp Shares are held in an issuer sponsored subregister, to accept the Offer, please sign and date the front page of the Transfer and Acceptance Form in accordance with the following:

D Signature(s)

Please sign and date the front page of this Transfer and Acceptance Form in accordance with the following:

Joint Shareholders:	where the holding is in more than one name all of the Southcorp Shareholders must sign.
Power of Attorney:	to sign under power of attorney, please attach a certified copy of the power of attorney to this Transfer and Acceptance Form when you return it.
Deceased Estate:	all executors must sign and attach a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the *Corporations Act*.
Companies:	this form must be signed by either 2 directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the *Corporations Act*, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone.

YOUR ACCEPTANCE MUST BE RECEIVED NO LATER THAN THE END OF THE OFFER PERIOD, 7.00PM (MELBOURNE TIME) ON [*] 2005 UNLESS EXTENDED.

How to lodge this form

Mail or deliver the completed Transfer and Acceptance Form and any other documents required by the above instructions to:

BY MAIL (A reply paid envelope is enclosed)
Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

BY HAND
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

If you have any questions about the terms of the Offer or how to accept, please call the offer enquiry line on 1800 101 769 (toll-free for calls made from within Australia) or +613 9415 4242 (for calls made outside Australia). As required by the *Corporations Act*, calls to those numbers will be recorded.

Privacy Statement

Personal information is collected on this form by Computershare and Bidder for the purpose of maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. In accordance with the *Corporations Act*, you may be sent material (including marketing material) approved by the issuer in addition to general communications. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare by e-mail: privacy@computershare.com.au

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

Beringer Blass Wines Pty Ltd (Bidder)
ACN 105 344 965
a subsidiary of Foster's Group Limited
ABN 49 007 620 886

A

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)

Use a black pen.
Print in CAPITAL letters
Inside the grey areas.
A B C 1 2 3

Transfer and Acceptance Form – Chess Sponsored Subregister

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

OFFER BY BIDDER TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN SOUTHCORP LIMITED (SOUTHCORP) ABN 80 007 722 643

B If your holding has changed between the date above and the time of acceptance, then the number of shares for holding and entitlement purposes will change.

Security holder details

Subregister	CHESS
Holding at	XX/XX/2005
Consideration payable to you	$xxx,xxx.xx

Accepting the Offer

C Use this Transfer and Acceptance Form to accept Bidder's Offer for Your Southcorp Shares on the terms of the Bidder's Statement. You should read the Bidder's Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder's Statement unless otherwise defined or the context indicates otherwise. By accepting the Offer, you are accepting for ALL of Your Southcorp Shares (even if different to the number of shares stated above). You cannot accept for only part of Your Southcorp Shares. If you need help completing this Transfer and Acceptance Form, please contact the offer enquiry line (see over for details).

Note: Your Southcorp Shares are held in a CHESS Holding and you can accept the Offer by signing this form and forwarding it to your Controlling Participant (usually your broker).

Sign Here – This section must be signed for your instruction to this Transfer and Acceptance Form to be executed

D I/We the person(s) named above, accept the Offer made by Bidder in respect of all my/our Southcorp Shares and agree to transfer to Bidder all my/our Southcorp Shares for the consideration specified in the Offer and on the terms of the Offer as set out in the Bidder's Statement. If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of revocation of the power of attorney.

I/We authorise Bidder to give instructions to my/our Controlling Participant in accordance with the Offer:

Individual or Shareholder		Joint Shareholder 2		Joint Shareholder 3
Sole Director and Sole Company Secretary / Director (delete one)		Director/Company Secretary (delete one)		Director

Contact details – please enter the name of the person to contact about this Transfer and Acceptance Form and their daytime telephone number.

Contact Name

Telephone Number – Business Hours/After Hours

( )

See back of form for completion guidelines.

How to complete this form

Acceptance of the Offer

A Registration Name(s)

Your Southcorp Shares are currently registered in the name(s) printed on this form.

If you have already sold all Your Southcorp Shares shown overleaf do not keep or return this form.

B The consideration applicable

The cash consideration payable under the takeover is $4.17 per Southcorp Share.

C Using the Transfer and Acceptance Form

As Your Southcorp Shares are held in a CHESS Holding to accept the Offer, please complete this form and forward it to your Controlling Participant in order that they may initiate acceptance of the Offer on your behalf.

D Signature(s)

Please sign and date the front page of this Transfer and Acceptance Form in accordance with the following:

Joint Shareholders: where the holding is in more than one name all of the Southcorp Shareholders must sign.

Power of Attorney: to sign under power of attorney, please attach a certified copy of the power of attorney to this Transfer and Acceptance Form when you return it.

Deceased Estate: all executors must sign and attach a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the *Corporations Act*.

Companies: this form must be signed by either 2 directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the *Corporations Act* there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,555
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$5.36
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Foster's 2001 International Employee Share Plan (No. 1) to USA and UK participants.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 January 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,992,353,465	Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310	Partly Paid Ordinary
		1,490,000	Unlisted Options on Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: R.K. Dudfield .... Date: 18 January 2005
Assistant Company Secretary

Print name: ...Robert Keith Dudfield..

== == == == ==

+ See chapter 19 for defined terms.